SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

 For the month of August, 2013

AVIVA PLC

 (Translation of registrant's name into English)

ST HELEN’S, 1 UNDERSHAFT
LONDON EC3P 3DQ
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes      No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Start part 3 of 5

Page 27
Financial supplement

Page
A Income & expenses	28
B IFRS financial statements	33
C Capital & liquidity	77
D Analysis of assets	87
E VNB & Sales analysis	103
F MCEV financial statements	109

In this section
A Income & expenses	28
Reconciliation of Group operating profit to profit/(loss) after tax - IFRS basis	28
A1 Other operations	29
A2 Corporate centre	29
A3 Group debt costs and other interest	29
A4 Life business: Investment return variances and economic assumption changes	30
A5 Non-life business: Short-term fluctuation in return on investments	31
A6 General insurance & health business: Economic assumption changes	32
A7 Impairment of goodwill, associates, joint ventures and other amounts expensed	32
A8 Profit/loss on the disposal and remeasurement of subsidiaries and associates	32
A9 Exceptional items	32
A10 Share of the results of Delta Lloyd as an associate	32

--------------------------------------------------------------------------------------------

Income & expenses

Reconciliation of Group operating profit to profit/(loss) after tax - IFRS basis

For the six month period ended 30 June 2013

			6 months 2013 £m			Restated1 6 months 2012 £m			Restated1 Full Year 2012 £m
	Continuing Operations	Discontinued Operations2	Total	Continuing Operations	Discontinued Operations2	Total	Continuing Operations	Discontinued Operations2	Total
Operating profit before tax attributable to shareholders' profits
Life business
United Kingdom & Ireland	446	-	446	477	-	477	892	-	892
Europe	425	-	425	391	-	391	869	-	869
Asia	38	-	38	30	-	30	69	-	69
Other	1	111	112	(1)	113	112	1	200	201
Total life business	910	111	1,021	897	113	1,010	1,831	200	2,031
General insurance and health
United Kingdom & Ireland	259	-	259	235	-	235	502	-	502
Europe	47	-	47	45	-	45	98	-	98
Canada	147	-	147	174	-	174	277	-	277
Asia	(1)	-	(1)	(1)	-	(1)	(5)	-	(5)
Other	(24)	-	(24)	9	-	9	22	-	22
Total general insurance and health	428	-	428	462	-	462	894	-	894
Fund management
Aviva Investors	31	22	53	14	20	34	39	55	94
United Kingdom	10	-	10	4	-	4	11	-	11
Asia	1	-	1	-	-	-	1	-	1
Total fund management	42	22	64	18	20	38	51	55	106
Other
Other operations (note A1)	(49)	(2)	(51)	(87)	(2)	(89)	(177)	(4)	(181)
Market operating profit	1,331	131	1,462	1,290	131	1,421	2,599	251	2,850
Corporate centre (note A2)	(72)	-	(72)	(64)	-	(64)	(136)	-	(136)
Group debt costs and other interest (note A3)	(251)	(6)	(257)	(267)	(7)	(274)	(537)	(12)	(549)
Operating profit before tax attributable to shareholders' profits (excluding Delta Lloyd as an associate)	1,008	125	1,133	959	124	1,083	1,926	239	2,165
Share of operating profit (before tax) of Delta Lloyd as an associate (note A10)	-	-	-	112	-	112	112	-	112
Operating profit before tax attributable to shareholders' profits	1,008	125	1,133	1,071	124	1,195	2,038	239	2,277
Integration and restructuring costs	(164)	(2)	(166)	(182)	(4)	(186)	(461)	(7)	(468)
Operating profit before tax attributable to shareholders' profits after integration and restructuring costs	844	123	967	889	120	1,009	1,577	232	1,809
Adjusted for the following:
Investment return variances and economic assumption changes on life business (note A4)	(2)	279	277	(305)	93	(212)	(620)	342	(278)
Short-term fluctuation in return on investments on non-life business (note A5)	(306)	-	(306)	31	-	31	7	-	7
Economic assumption changes on general insurance and health business (note A6)	27	-	27	(18)	-	(18)	(21)	-	(21)
Impairment of goodwill, associates and joint ventures and other amounts expensed (note A7)	(77)	-	(77)	184	(787)	(603)	(60)	(782)	(842)
Amortisation and impairment of intangibles	(43)	(6)	(49)	(47)	(117)	(164)	(128)	(129)	(257)
Profit/(loss) on the disposal and remeasurement of subsidiaries and associates (note A8)	180	91	271	(30)	-	(30)	(164)	(2,359)	(2,523)
Exceptional items (note A9)	-	-	-	-	-	-	-	-	-
Non-operating items before tax (excluding Delta Lloyd as an associate)	(221)	364	143	(185)	(811)	(996)	(986)	(2,928)	(3,914)
Share of Delta Lloyd's non-operating items (before tax) as an associate (note A10)	-	-	-	(523)	-	(523)	(523)	-	(523)
Non-operating items before tax	(221)	364	143	(708)	(811)	(1,519)	(1,509)	(2,928)	(4,437)
Share of Delta Lloyd's tax expense, as an associate (note A10)	-	-	-	107	-	107	107	-	107
Profit/(loss) before tax attributable to shareholders' profits	623	487	1,110	288	(691)	(403)	175	(2,696)	(2,521)
Tax on operating profit	(296)	(23)	(319)	(287)	(46)	(333)	(499)	(78)	(577)
Tax on other activities	79	(94)	(15)	102	10	112	238	(74)	164
	(217)	(117)	(334)	(185)	(36)	(221)	(261)	(152)	(413)
Profit/(loss) for the period	406	370	776	103	(727)	(624)	(86)	(2,848)	(2,934)
1   Following the adoption of the revised IAS 19 'Employee benefits' the Group has retrospectively applied the changes to the comparative periods in these financial statements. This has led to an increase in profit before tax of £150 million for FY12 and £74 million for HY12 with a corresponding decrease in other comprehensive income.
2 Discontinued operations represents the results of the US life and related internal asset management businesses (US Life).

Other Group Operating Profit Items A1 - Other operations
	6 months 2013 £m	Restated 6 months 2012 £m	Restated Full Year 2012 £m
United Kingdom & Ireland life1	(19)	(2)	(14)
United Kingdom & Ireland general insurance	(1)	(10)	(6)
Europe	(2)	(3)	(13)
Asia	(6)	(9)	(12)
Other Group operations2	(21)	(63)	(132)
Total - continuing operations	(49)	(87)	(177)
Total - discontinued operations	(2)	(2)	(4)
Total	(51)	(89)	(181)
1 Includes net finance charge relating to the Irish pension scheme.
2 Other Group operations include Group and head office costs.

A2 - Corporate centre

	6 months 2013 £m	6 months 2012 £m	Full year 2012 £m
Project spend	(11)	(9)	(23)
Central spend and share award costs	(61)	(55)	(113)
Total	(72)	(64)	(136)

A3 - Group debt costs and other interest

	6 months 2013 £m	Restated 6 months 2012 £m	Restated Full Year 2012 £m
External debt
Subordinated debt	(148)	(146)	(294)
Other	(12)	(12)	(23)
Total external debt	(160)	(158)	(317)
Internal lending arrangements	(119)	(151)	(307)
Net finance income on main UK pension scheme	28	42	87
Total - continuing operations	(251)	(267)	(537)
Total - discontinued operations	(6)	(7)	(12)
Total	(257)	(274)	(549)

Non-operating profit items
A4 - Life Business: Investment return variances and economic assumption changes
(a) Definitions
Operating profit for life business is based on expected investment returns on financial investments backing shareholder and policyholder funds over the period, with consistent allowance for the corresponding expected movements in liabilities. Operating profit includes the effect of variance in experience for non-economic items, such as mortality, persistency and expenses, and the effect of changes in non-economic assumptions, where not treated as exceptional. Changes due to economic items, such as market value movement and interest rate changes, which give rise to variances between actual and expected investment returns, and the impact of changes in economic assumptions on liabilities, are disclosed separately outside operating profit.
(b) Economic volatility
The investment variances and economic assumption changes excluded from the life operating profit are as follows:

Life business	6 months 2013 £m	6 months 2012 £m	Full Year 2012 £m
Investment variances and economic assumptions - continuing operations	(2)	(305)	(620)
Investment variances and economic assumptions - discontinued operations	279	93	342
Investment variances and economic assumptions	277	(212)	(278)

For continuing operations, investment variances and economic assumption changes were £2 million negative (HY12: £305 million negative). There were positive investment variances in Spain, Italy and France, driven by narrower credit spreads on government and corporate bonds. This was offset by a negative variance in the UK, mainly due to increasing the allowance for credit risk defaults on UK commercial mortgages by £300 million together with some adverse current year experience on this portfolio. In the prior year, the negative variance mainly related to the UK.
    The positive variance of £279 million for discontinued operations (HY12: £93 million positive) relates to the US, driven by the impact of favourable equity market performance on embedded derivatives.

(c) Assumptions
The expected rate of investment return is determined using consistent assumptions between operations, having regard to local economic and market forecasts of investment return and asset classification under IFRS.
    The principal assumptions underlying the calculation of the expected investment return for equities and properties are:

	Equities			Properties
	6 months 2013%	6 months 2012%	Full year 2012%	6 months 2013%	6 months 2012%	Full year 2012%
United Kingdom	5.4%	5.8%	5.8%	3.9%	4.3%	4.3%
Eurozone	5.1%	5.9%	5.9%	3.6%	4.4%	4.4%

The expected return on equities and properties has been calculated by reference to the 10 year swap rate in the relevant currency plus an appropriate risk margin. These are the same assumptions as are used under MCEV principles to calculate the longer-term investment return for the Group's life business.
    For fixed interest securities classified as fair value through profit or loss, the expected investment returns are based on average prospective yields for the actual assets held less an adjustment for credit risk. Where such securities are classified as available for sale, the expected investment return comprises the expected interest or dividend payments and amortisation of the premium or discount at purchase.

A5 - Non-life business: Short-term fluctuation in return on investments

General Insurance and health - continuing operations	6 months 2013 £m	6 months 2012 £m	Full Year 2012 £m
Analysis of investment income:
- Net investment income	125	422	823
- Foreign exchange on unrealised gains/losses and other charges	(12)	(11)	(97)
	113	411	726
Analysed between:
- Longer-term investment return, reported within operating profit	284	354	708
- Short-term fluctuations in investment return, reported outside operating profit	(171)	57	18
	113	411	726
Short-term fluctuations:
- General insurance and health	(171)	57	18
- Other operations1	(135)	(26)	(11)
Total short-term fluctuations	(306)	31	7
1   For 2013 represents short term fluctuations on assets backing non-life business in the France holding company and Group centre investments, including the centre hedging programme. For 2012 represents short term fluctuations on assets backing non-life business in France holding company.

The longer-term investment return is calculated separately for each principal non-life business unit. In respect of equities and properties, the return is calculated by multiplying the opening market value of the investments, adjusted for sales and purchases during the year, by the longer-term rate of investment return. The longer-term rate of investment return is determined using consistent assumptions between operations, having regard to local economic and market forecasts of investment return. The allocated longer-term return for other investments is the actual income receivable for the year. Actual income and longer-term investment return both contain the amortisation of the discounts/premium arising on the acquisition of fixed income securities.
    Market value movements which give rise to variances between actual and longer-term investment returns are disclosed separately in short term fluctuations outside operating profit.
    Following restructuring in 2013, the impact of realised and unrealised gains and losses on Group centre investments, including the centre hedging programme which is designed to economically protect the total Group's capital against adverse equity and foreign exchange movements, is now included in short-term fluctuations on other operations instead of general insurance and health.
    The adverse movement in short-term fluctuation during the first half of 2013 compared with half-year 2012 is mainly due to an increase in risk free rates reducing fixed income security market values and other market movements impacting Group centre investments and the centre hedging programme.
The total assets supporting the general insurance and health business, which contribute towards the longer-term return, are:

	30 June 2013 £m	30 June 2012 £m	31 December 2012 £m
Debt securities	9,934	9,515	9,297
Equity securities	389	450	774
Properties	145	144	139
Cash and cash equivalents	2,455	2,327	2,535
Other	6,199	6,193	5,997
Assets supporting general insurance and health business	19,122	18,629	18,742
Assets supporting other non-life business1	195	233	206
Total assets supporting non-life business	19,317	18,862	18,948
1 Represents assets backing non-life business in the France holding company.

The principal assumptions underlying the calculation of the longer-term investment return are:

	Longer-term rates of return on equities			Longer-term rates of return on property
	6 months 2013%	6 months 2012%	Full year 2012%	6 months 2013%	6 months 2012%	Full year 2012%
United Kingdom	5.4%	5.8%	5.8%	3.9%	4.3%	4.3%
Eurozone	5.1%	5.9%	5.9%	3.6%	4.4%	4.4%
Canada	5.8%	5.8%	5.8%	4.3%	4.3%	4.3%

The underlying reference rates are in F18 within the MCEV financial supplement.

A6 - General insurance and health business: Economic assumption changes
Economic assumption changes of £27 million favourable (HY12: £18 million adverse) arise mainly as a result of an increase in the swap rates used to discount latent claims reserves.

A7 - Impairment of goodwill, associates, joint ventures and other amounts expensed
Impairment of goodwill, associates and joint ventures from continuing operations is a charge of £77 million (HY12: £184 million gain) reflecting a £48 million impairment in Europe and a £29 million impairment in Asia, arising from current market conditions.

A8 - Profit/loss on the disposal and remeasurement of subsidiaries and associates
The profit on disposal and remeasurement of subsidiaries and associates from continuing operations is £180 million (HY12: £30 million loss).
    This includes profits on the disposals of the Irish long-term business Ark Life (£88 million), the Spanish long-term business Aseval (£197 million), the Group's Malaysian joint ventures (£39 million), Russia (£1 million) and gains on the disposal of other operations of £6 million. This is partly offset by a loss on remeasurement relating to the Italian long-term business Eurovita of £151 million, which has been classified as held for sale.
    Profit on remeasurement of subsidiaries relating to discontinued operations is £91 million (HY12: £nil) including an increase in the expected sale proceeds less transaction costs of the US Life business. Further detail is provided in note B4.

A9 - Exceptional items
Exceptional items are those items that, in the Directors' view, are required to be separately disclosed by virtue of their nature or incidence to enable a full understanding of the Group's financial performance. There were no exceptional items during the first half of 2013 (HY12: £nil).

A10 - Share of the results of Delta Lloyd as an associate
The Group ceased to account for Delta Lloyd as an associate from 5 July 2012. As a result, the Group's share of the results of its associate interest in Delta Lloyd for the period is £nil (HY12: £304 million expense made up of £112 million share of operating profit, £(523) million share of non-operating items and £107 million share of tax expense).

IFRS financial statements

Condensed consolidated income statement
For the six month period ended 30 June 2013

		Reviewed 6 months 2013 £m		Restated2, 3, 4 Reviewed 6 months 2012 £m		Restated 3,4 Audited Full year 2012 £m
	Note	Continuing operations	Discontinued operations1	Continuing operations	Discontinued operations1	Continuing operations	Discontinued operations1
Income
Gross written premiums		11,451	1,103	11,810	1,955	22,744	3,796
Premiums ceded to reinsurers		(814)	(66)	(839)	(64)	(1,571)	(207)
Premiums written net of reinsurance		10,637	1,037	10,971	1,891	21,173	3,589
Net change in provision for unearned premiums		(89)	-	(212)	-	(16)	-
Net earned premiums		10,548	1,037	10,759	1,891	21,157	3,589
Fee and commission income		667	5	626	6	1,273	23
Net investment income		3,960	1,493	7,626	1,093	21,141	2,241
Share of (loss)/profit after tax of joint ventures and associates		(14)	-	(73)	-	(255)	-
Profit/(loss) on the disposal and remeasurement of subsidiaries and associates		180	91	(30)	-	(164)	(2,359)
		15,341	2,626	18,908	2,990	43,152	3,494
Expenses
Claims and benefits paid, net of recoveries from reinsurers		(11,458)	(1,434)	(12,290)	(1,356)	(23,601)	(2,721)
Change in insurance liabilities, net of reinsurance		1,909	(140)	1,106	(1,044)	(430)	(1,566)
Change in investment contract provisions		(1,961)	(28)	(1,040)	(46)	(4,450)	(77)
Change in unallocated divisible surplus		585	-	(2,506)	-	(6,316)	-
Fee and commission expense		(2,309)	(335)	(2,259)	(130)	(4,463)	(498)
Other expenses		(1,207)	(192)	(1,289)	(1,095)	(2,843)	(1,307)
Finance costs		(295)	(10)	(321)	(10)	(653)	(21)
		(14,736)	(2,139)	(18,599)	(3,681)	(42,756)	(6,190)
Profit/(loss) before tax		605	487	309	(691)	396	(2,696)
Tax attributable to policyholders' returns	B6	18	-	(21)	-	(221)	-
Profit/(loss) before tax attributable to shareholders' profits		623	487	288	(691)	175	(2,696)
Tax (expense)/credit	B6	(199)	(117)	(206)	(36)	(482)	(152)
Less: tax attributable to policyholders' returns	B6	(18)	-	21	-	221	-
Tax attributable to shareholders' profits		(217)	(117)	(185)	(36)	(261)	(152)
Profit/(loss) after tax		406	370	103	(727)	(86)	(2,848)
Profit/(loss) from discontinued operations		370		(727)		(2,848)
Profit/(loss) for the period		776		(624)		(2,934)

Attributable to:
Equity shareholders of Aviva plc		693		(688)		(3,102)
Non-controlling interests		83		64		168
		776		(624)		(2,934)
Earnings per share	B7
Basic (pence per share)		22.8p		(24.0)p		(109.1)p
Diluted (pence per share)		22.5p		(24.0)p		(109.1)p

Continuing operations - Basic (pence per share)		10.2p		1.0p		(11.2)p
Continuing operations - Diluted (pence per share)		10.1p		1.0p		(11.2)p
1 Discontinued operations represents the results of the US life and related internal asset management businesses (US Life). For further details see note B4.
2   Following a review of classification of contracts issued by the Group's Italian long-term business, certain portfolios have been reclassified from participating insurance to participating investment contracts for the 6 months 2012.
     There is no impact on the result for the 6 months 2012 as a result of this reclassification.

3   Following the adoption of the revised IAS 19 'Employee benefits' the Group has retrospectively applied the changes to the comparative periods in these financial statements. This has led to an increase in profit before tax of

£150 million for FY12 and £74 million for HY12 with a corresponding decrease in other comprehensive income. For further detail of the impact of the restatement please see note B2.
4   Following the adoption of IFRS 10 'Consolidated financial statements' the Group has retrospectively applied the change to the comparative periods in these financial statements. For further details of the impact of the restatement please see note B2.

Condensed consolidated statement of comprehensive income
For the six month period ended 30 June 2013

	Note	Reviewed 6 months 2013 £m	Restated2 Reviewed 6 months 2012 £m	Restated2 Audited Full year 2012 £m
Profit/(loss) for the period from continuing operations		406	103	(86)
Profit/(loss) for the period from discontinued operations1		370	(727)	(2,848)
Total profit/(loss) for the period		776	(624)	(2,934)

Other comprehensive income from continuing operations:

Items that may be reclassified subsequently to income statement
Investments classified as available for sale
Fair value (losses)/gains		(7)	7	27
Fair value (losses)/gains transferred to profit on disposals		(1)	-	1
Share of other comprehensive income of joint ventures and associates		(31)	5	14
Foreign exchange rate movements		358	(193)	(200)
Aggregate tax effect - shareholder tax on items that may be reclassified into profit or loss		(17)	7	8

Items that will not be reclassified to income statement
Owner-occupied properties - fair value gains/(losses)		-	(1)	(3)
Remeasurements of pension schemes		(294)	49	(980)
Aggregate tax effect - shareholder tax on items that will not be reclassified into profit or loss		65	(34)	189
Other comprehensive income, net of tax from continuing operations		73	(160)	(944)
Other comprehensive income, net of tax from discontinued operations	B4	(206)	105	68
Total other comprehensive income, net of tax		(133)	(55)	(876)
Total comprehensive income for the period from continuing operations		479	(57)	(1,030)
Total comprehensive income for the period from discontinued operations		164	(622)	(2,780)
Total comprehensive income for the period		643	(679)	(3,810)

Attributable to:
Equity shareholders of Aviva plc		489	(703)	(3,942)
Non-controlling interests		154	24	132
		643	(679)	(3,810)
1 Discontinued operations represents the results of the US life and related internal asset management businesses (US Life). For further details see note B4.
2   Following the adoption of the revised IAS 19 'Employee benefits' the Group has retrospectively applied the changes to the comparative periods in these financial statements. This has led to an increase in profit before tax of

£150 million for FY12 and £74 million for HY12 with a corresponding decrease in other comprehensive income. For details see note B2.

Condensed consolidated statement of changes in equity
For the six month period ended 30 June 2013

	Reviewed 6 months 2013 £m	Restated Reviewed 6 months 2012 £m	Restated Audited Full year 2012 £m
Balance at 1 January	11,360	15,363	15,363
Profit/(loss) for the period	776	(624)	(2,934)
Other comprehensive income	(133)	(55)	(876)
Total comprehensive income for the period	643	(679)	(3,810)
Dividends and appropriations	(290)	(474)	(847)
Shares issued in lieu of dividends	-	38	127
Capital contributions from non-controlling interests	-	6	20
Non-controlling interests in (disposed)/acquired subsidiaries	(147)	5	(6)
Share of dividends declared in the period applicable to non-controlling interests	(75)	(66)	(102)
Transfer to profit on disposal of subsidiaries, joint ventures and associates	(157)	-	187
Shares acquired by employee trusts	-	(3)	(33)
Shares distributed by employee trusts	3	-	8
Reserves credit for equity compensation plans	23	23	42
Shares issued under equity compensation plans	-	-	1
Aggregate tax effect - shareholder tax	4	-	18
Issue of fixed rate Tier 1 notes	-	392	392
Balance at 30 June/31 December1 1	11,364	14,605	11,360
1 Included in the above balance are £0.8 billion of currency translation and investment valuation reserves at 30 June 2013 relating to discontinued operations
(FY12: £1.0 billion, HY12: £1.0 billion).

Condensed consolidated statement of financial position
As at 30 June 2013

	Note	Reviewed 30 June 2013 £m	Restated1,2 Reviewed 30 June 2012 £m	Restated2 Audited 31 December 2012 £m
Assets
Goodwill		1,504	1,794	1,520
Acquired value of in-force business and intangible assets		1,095	1,649	1,084
Interests in, and loans to, joint ventures		1,237	1,602	1,390
Interests in, and loans to, associates		265	1,005	265
Property and equipment		395	445	391
Investment property		9,832	10,301	9,939
Loans		24,225	26,918	24,537
Financial investments		192,670	213,547	189,019
Reinsurance assets	B11	6,907	7,239	6,684
Deferred tax assets		234	262	188
Current tax assets		89	74	67
Receivables		7,981	8,342	7,476
Deferred acquisition costs and other assets		3,417	6,431	3,778
Prepayments and accrued income		2,704	3,175	2,700
Cash and cash equivalents		25,075	24,024	23,102
Assets of operations classified as held for sale	B4	41,712	3,962	42,603
Total assets		319,342	310,770	314,743
Equity
Capital
Ordinary share capital		736	729	736
Preference share capital		200	200	200
		936	929	936
Capital reserves
Share premium		1,165	1,170	1,165
Merger reserve		3,271	3,271	3,271
		4,436	4,441	4,436
Shares held by employee trusts		(9)	(14)	(32)
Other reserves		1,532	1,514	1,675
Retained earnings		1,581	4,854	1,389
Equity attributable to shareholders of Aviva plc		8,476	11,724	8,404
Direct capital instruments and fixed rate tier 1 notes		1,382	1,382	1,382
Non-controlling interests		1,506	1,499	1,574
Total equity		11,364	14,605	11,360
Liabilities
Gross insurance liabilities	B9	113,060	145,488	113,091
Gross liabilities for investment contracts	B10	113,285	109,901	110,494
Unallocated divisible surplus	B13	6,569	3,162	6,931
Net asset value attributable to unitholders		12,340	9,274	10,259
Provisions	B15	1,079	1,097	1,119
Deferred tax liabilities		551	1,324	547
Current tax liabilities		130	200	112
Borrowings		8,254	8,112	8,179
Payables and other financial liabilities		9,764	11,045	9,398
Other liabilities		1,826	2,927	1,842
Liabilities of operations classified as held for sale	B4	41,120	3,635	41,411
Total liabilities		307,978	296,165	303,383
Total equity and liabilities		319,342	310,770	314,743
1    Following a review of classification of contracts issued by the Group's Italian long-term business, certain portfolios have been reclassified from participating insurance to participating investment contracts as at 30 June 2012. There is no impact on the result for the six months to 30 June 2012.

2   The statement of financial position has been restated following the adoption of IFRS 10 'Consolidated Financial Statements'- see note B2 for details. There is no impact on the results for any period presented as a result of this restatement.

Condensed consolidated statement of cash flows
For the six month period ended 30 June 2013

The cash flows presented in this statement cover all the Group's activities and include flows from both policyholder and shareholder activities. All cash and cash equivalents are available for use by the Group.

	Notes	Reviewed 6 months 2013 £m	Restated1 Reviewed 6 months 2012 £m	Restated1 Audited Full year 2012 £m
Cash flows from operating activities
Cash generated from continuing operations		1,237	2,292	2,881
Tax paid		(215)	(90)	(428)
Net cash from operating activities - continuing operations		1,022	2,202	2,453
Net cash from operating activities - discontinued operations		105	174	46
Total net cash from operating activities		1,127	2,376	2,499
Cash flows from investing activities
Acquisitions of, and additions to, subsidiaries, joint ventures and associates, net of cash acquired		-	(43)	(129)
Disposals of subsidiaries, joint ventures and associates, net of cash transferred		388	54	421
New loans to joint ventures and associates		(5)	(3)	(4)
Repayment of loans to joint ventures		5	-	12
Net new loans to joint ventures		-	(3)	8
Purchases of property and equipment		(36)	(23)	(220)
Proceeds on sale of property and equipment		10	9	43
Purchases of intangible assets		(28)	(52)	(128)
Net cash from/(used in) investing activities - continuing operations		334	(58)	(5)
Net cash from/(used in) investing activities - discontinued operations		-	(6)	(10)
Total net cash from/(used in) investing activities		334	(64)	(15)
Cash flows from financing activities
Proceeds from issue of fixed rate tier 1 notes, net of transaction costs		-	392	392
Treasury shares purchased for employee trusts		-	(3)	(33)
New borrowings drawn down, net of expenses		1,042	1,144	2,529
Repayment of borrowings		(871)	(1,335)	(2,513)
Net drawdown/(repayment) of borrowings		171	(191)	16
Interest paid on borrowings		(292)	(308)	(665)
Preference dividends paid		(9)	(9)	(17)
Ordinary dividends paid		(264)	(427)	(630)
Coupon payments on direct capital instruments and fixed rate tier 1 notes		(17)	-	(73)
Capital contributions from non-controlling interests		-	6	20
Dividends paid to non-controlling interests of subsidiaries		(75)	(66)	(102)
Changes in controlling interest in subsidiary		-	(1)	-
Net cash (used in)/from financing activities - continuing operations		(486)	(607)	(1,092)
Net cash (used in)/from financing activities - discontinued operations		15	-	(27)
Total net cash (used in)/from financing activities		(471)	(607)	(1,119)
Total net increase/(decrease) in cash and cash equivalents		990	1,705	1,365
Net cash and cash equivalents at 1 January		23,453	22,401	22,401
Effect of exchange rate changes on cash and cash equivalents		595	(338)	(313)
Net cash and cash equivalents at 30 June/31 December	B19	25,038	23,768	23,453
 1    The statement of cash flows has been restated following the adoption of IFRS 10 'Consolidated Financial Statements'- see note B2 for details. There is no impact on the results for any period presented as a result of this restatement.

Notes to the condensed consolidated financial statements

B1 - Basis of preparation
(a)    The condensed consolidated financial statements for the six months to 30 June 2013 have been prepared in accordance with IAS 34, Interim Financial Reporting, as issued by the International Accounting Standards Board (IASB)
         and endorsed by the European Union (EU), and the Disclosure and Transparency Rules of the Financial Conduct Authority.

         The accounting policies applied in the condensed consolidated financial statements are the same as those applied in Aviva plc's 2012 Annual Report and Accounts, except for the adoption of new standards, interpretations and amendments to existing standards as detailed in Note B2.

        The results for the six months to 30 June 2013 are unaudited but have been reviewed by the auditor, PricewaterhouseCoopers LLP. The interim results do not constitute statutory accounts as defined in Section 434 of the
         Companies Act 2006. The results for the full year 2012 have been taken from the Group's 2012 Annual Report and Accounts and have been restated for the adoption of accounting policies noted in Note B2. Therefore, these interim accounts should be read in conjunction with the 2012 Annual Reports and Accounts that have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting
         Standards Board and endorsed by the European Union. PricewaterhouseCoopers LLP reported on the 2012 financial statements and their report was unqualified and did not contain a Statement under section 498 (2) or (3) of the
         Companies Act 2006. The Group's 2012 Annual Report and Accounts has been filed with the Registrar of Companies.

         After making enquiries, the directors have a reasonable expectation that the Company and the Group as a whole have adequate resources to continue in operational existence for the foreseeable future. For this reason, they continue to adopt the going concern basis in preparing the interim financial statements.

(b)    Items included in the financial statements of each of the Group's entities are measured in the currency of the primary economic environment in which that entity operates (the 'functional currency'). The consolidated financial statements are stated in pounds sterling, which is the Company's functional and presentational currency. Unless otherwise noted, the amounts shown in the financial statements are in millions of pounds sterling (£m).

(c)    The long-term nature of much of the Group's operations means that, for management's decision-making and internal performance management, short-term realised and unrealised investment gains and losses are treated as non-
         operating items. As a result, the Group focuses on an operating profit measure that incorporates an expected return on investments supporting its long-term and non-long-term businesses. Operating profit for long-term business is based on expected investment returns on financial investments backing shareholder and policyholder funds over the reporting period, with allowance for the corresponding expected movements in liabilities. Variances between actual and expected investment returns, and the impact of changes in economic assumptions on liabilities, are disclosed separately outside operating profit. For non-long-term business, the total investment income, including realised and unrealised gains, is analysed between that calculated using a longer-term return and short-term fluctuations from that level. Operating profit also excludes impairment of goodwill, associates and joint ventures; amortisation and impairment of intangibles; the profit or loss on disposal and remeasurement of subsidiaries, joint ventures and associates; integration and restructuring costs; and exceptional items.

(d)    Presentation changes
         (i) Discontinued operations
         As described in note B4, the Group's US life and annuity business and associated investment management operations (together 'US Life'), have been classified as held for sale. Consistent with the presentation in the Group's 2012
         Report and Accounts, the results of US Life for the period, as well as those for preceding periods, have been classified as discontinued operations.

(ii)   Change to operating segments
         In the first quarter of 2013, the Group announced modifications to its management structure. As a result, the Group's operating segments were reviewed to align them with the revised organisational reporting structure. This has resulted in changes to the reportable operating segments as described in note B5.

(iii)  Restatement of prior period
         Consistent with the presentation in the 2012 Report and Accounts, certain portfolios of the Group's Italian long-term business have been reclassified from participating insurance contracts to participating investment contracts.
         There has been a reallocation from gross insurance liabilities at 30 June 2012 to gross liabilities for investment contracts of £2,515 million. The change in insurance liabilities net of reinsurance recognised in the income statement for the 6 months to 30 June 2012 has decreased by £124 million, and the change in investment contract provisions has increased by an equal amount. There is no impact on profit for the period or equity reported for the period ended 30 June 2012.

B2 - New standards, interpretations and amendments to published standards that have been adopted by the Group
The Group has adopted the following new or revised standards that became effective as of 1 January 2013. There is no impact on the Group's equity as at 31 December 2012 or at 30 June 2012.

(a)    IFRS 10 Consolidated Financial Statements - sets out the requirements for the preparation and presentation of consolidated financial statements, requiring entities to consolidate entities it controls. The standard changes the definition of control such that an investor has control over an investee when it is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to influence those returns through power over the investee. An investor is considered to have control if all three of the following are met: (1) it has power over an investee; (2) it is exposed to, or has rights to, variable returns from its involvement with the investee; and (3) it has the ability to use its power over the investee to affect its own returns. In line with the transitional provisions the requirements have been retrospectively applied at the beginning of the immediate preceding period. The application of IFRS 10 has resulted in the consolidation of investment vehicles that were not previously consolidated, and deconsolidation of investment vehicles that were previously consolidated. There is no impact on the profit for six months ended 30 June 2012 or year ended 31 December 2012 or equity reported. There is no material impact on the total assets or liabilities in either of the comparative periods. The effect on amounts previously reported at 30 June 2012 and 31 December 2012 is set out in the tables below.

(b)    IFRS 11 Joint Arrangements - defines and establishes accounting principles for joint arrangements. The standard distinguishes between two types of joint arrangements - joint ventures and joint operations - based on how rights and obligations are shared by parties to the arrangements. The adoption of IFRS 11 has no impact on the interim consolidated financial statements.

(c)    IFRS 13 Fair Value Measurement - establishes a single standard for all fair value measurements. The standard does not change the scope of fair value measurement, but provides further guidance on how fair value should be determined. The changes have no significant impact on the Group's application of fair value measurements. IFRS 13 also requires specific disclosures on fair values, some of which replace existing disclosure requirements in other standards, including IFRS 7 Financial Instruments: Disclosures. Some of these disclosures are specifically required to be disclosed in the condensed consolidated interim financial statements by IAS 34 (amended) and are provided in Note B17.

(d)    IAS 1 Presentation of Financial Statements (amended) - requires the grouping of items presented in other comprehensive income according to whether they will subsequently be reclassified to income statement. The criteria when items are required to be reclassified from other comprehensive income to income statement are set out in "Accounting policies" in the audited consolidated financial statements included in the Group's 2012 Report and
         Accounts. The adoption of the amendments to IAS 1 results in a revised presentation of the statement of comprehensive income in these interim financial statements.

(e)    IAS 19 Employee Benefits (revised) - amends the accounting for employee benefits. The revised standard has been applied retrospectively in accordance with the transitional provision of the standard. The key impact of the revised standard on the Group's condensed consolidated financial statements is the replacement of the interest cost on the defined benefit obligation and the expected return on plan assets with a net interest cost based on the net defined benefit asset or liability and the discount rate at the beginning of the year. There is no change in the method to determine the discount rate. This has resulted in an increase in profit before tax of £150 million for the year ended 31 December 2012 and £74 million for the 6 months ended 30 June 2012 with a corresponding decrease in other comprehensive income as the discount rate applied to assets is higher than the previously applied expected return on assets. The revised standard has introduced a new term "remeasurements" comprised of actuarial gains and losses and the difference between actual investment returns less investment expenses and the return implied by the net interest cost. The effect on amounts previously reported is set out in the tables below.

B2 - New standards, interpretations and amendments to published standards that have been adopted by the Group continued
Impact of changes in accounting policies/standards on condensed consolidated income statement

	6 months 2012					Full year 2012
	As reported £m	Less discontinued operations £m	Effect of change in policy (IFRS 10) £m	Effect of change in policy (IAS 19) £m	Restated continuing operations £m	As reported continuing operations £m	Effect of change in policy (IFRS 10) £m	Effect of change in policy (IAS 19) £m	Restated continuing operations £m
Total income	21,863	(2,990)	(6)	41	18,908	43,095	(28)	85	43,152
Effect of change in policy analysed as:
Net investment income	8,687	(1,093)	(9)	41	7,626	21,106	(50)	85	21,141
Share of loss after tax of joint ventures and associates	(76)	-	3	-	(73)	(277)	22	-	(255)

Total expenses	(22,319)	3,681	6	33	(18,599)	(42,849)	28	65	(42,756)
Effect of change in policy analysed as:
Fee and commission expense	(2,389)	130	-	-	(2,259)	(4,472)	9	-	(4,463)
Other expenses	(2,394)	1,095	10	-	(1,289)	(2,845)	2	-	(2,843)
Finance costs	(360)	10	(4)	33	(321)	(735)	17	65	(653)

(Loss)/profit before tax	(456)	691	-	74	309	246	-	150	396
Tax attributable to shareholders' profits	(204)	36	-	(17)	(185)	(227)	-	(34)	(261)
(Loss)/profit after tax	(681)	727	-	57	103	(202)	-	116	(86)
Loss after tax from discontinued operations	-	(727)	-	-	(727)	(2,848)	-	-	(2,848)
Loss for the period	(681)	-	-	57	(624)	(3,050)	-	116	(2,934)
Loss for the period attributable to:
Equity shareholders of Aviva plc	(745)	-	-	57	(688)	(3,218)	-	116	(3,102)
Non-controlling interests	64	-	-	-	64	168	-	-	168

Earnings per share1
Basic earnings per share	(26.0p)	-	-	2.0p	(24.0p)	(113.1p)	-	4.0p	(109.1p)
Diluted earnings per share	(26.0p)	-	-	2.0p	(24.0p)	(113.1p)	-	4.0p	(109.1p)
1 From continuing and discontinued operations

Impact of changes in accounting policies/standards on condensed consolidated statement of comprehensive income

	6 months 2012					Full year 2012
	As reported £m	Less discontinued operations £m	Effect of change in policy (IFRS 10) £m	Effect of change in policy (IAS 19) £m	Restated £m	As reported £m	Effect of change in policy (IFRS 10) £m	Effect of change in policy (IAS 19) £m	Restated £m
Total comprehensive income for the period	(679)	-	-	-	(679)	(3,810)	-	-	(3,810)
Comprises:
Total (loss)/profit for the period	(681)	-	-	57	(624)	(3,050)	-	116	(2,934)
Total other comprehensive income, net of tax	2	-	-	(57)	(55)	(760)	-	(116)	(876)
Total other comprehensive income, net of tax analysed as:
From continuing operations	2	(105)	-	(57)	(160)	(828)	-	(116)	(944)
From discontinued operations	-	105	-	-	105	68	-	-	68
Effect of change in policy analysed as: Remeasurement of pension schemes2	123	-	-	(74)	49	(830)	-	(150)	(980)
Aggregate tax effect - shareholder tax	(118)	74	-	17	(27)	163	-	34	197
2 Including actuarial gains/(losses) on pension schemes

B2 - New standards, interpretations and amendments to published standards that have been adopted by the Group continued
Impact of changes in accounting policies on condensed consolidated statement of financial position

	30 June 2012				31 December 2012
	As reported £m	Effect of c hange in policy (IFRS 10) £m	Effect of change in policy (IAS 19) £m	Restated £m	As reported £m	Effect of change in policy (IFRS 10) £m	Effect of change in policy (IAS 19) £m	Restated £m
Total assets	312,609	(1,839)	-	310,770	315,689	(946)	-	314,743
Effect of change in policy analysed as:
Interests in, and loans to joint ventures and associates	2,668	(61)	-	2,607	1,708	(53)	-	1,655
Investment property	11,001	(700)	-	10,301	10,815	(876)	-	9,939
Financial investments	213,270	277	-	213,547	189,078	(59)	-	189,019
Receivables	8,456	(114)	-	8,342	7,617	(141)	-	7,476
Deferred acquisition costs and other assets	6,444	(13)	-	6,431	3,799	(21)	-	3,778
Prepayments and accrued income	3,176	(1)	-	3,175	2,701	(1)	-	2,700
Cash and cash equivalents	25,251	(1,227)	-	24,024	22,897	205	-	23,102

Total equity and liabilities	312,609	(1,839)	-	310,770	315,689	(946)	-	314,743

Total equity	14,605	-	-	14,605	11,360	-	-	11,360

Total liabilities	298,004	(1,839)	-	296,165	304,329	(946)	-	303,383
Effect of change in policy analysed as:
Net asset value attributable to unit holders	11,138	(1,864)	-	9,274	11,146	(887)	-	10,259
Borrowings	8,071	41	-	8,112	8,194	(15)	-	8,179
Payables and other financial liabilities	11,061	(16)	-	11,045	9,441	(43)	-	9,398
Other liabilities	2,927	-	-	2,927	1,843	(1)	-	1,842

There is no impact from the adoption of these standards on the statement of changes in equity reported at 30 June 2012 or at 31 December 2012. The impact on the statement of cash flows is a £1,227 million decrease in net cash from operating activities for the six months ended 30 June 2012 (31 December 2012: increase of £205 million). Previously reported cash flows from financing and investing activities were unaffected.

B3 - Exchange rates
The Group's principal overseas operations during the period were located within the Eurozone and the United States. The results and cash flows of these operations have been translated into sterling at the average rates for the period and the assets and liabilities have been translated at the period end rates as follows:

	6 months 2013	6 months 2012	Full year 2012
Eurozone
Average rate (€1 equals)	£0.85	£0.82	£0.81
Period end rate (€1 equals)	£0.86	£0.81	£0.81
United States
Average rate ($US1 equals)	£0.65	£0.63	£0.63
Period end rate ($US1 equals)	£0.66	£0.64	£0.62

B4- Subsidiaries
This note provides details of the acquisitions and disposals of subsidiaries, joint ventures and associates that the Group has made during the period, together with details of businesses held for sale at the period end.

(a) Acquisitions
There have been no material acquisitions during the period.

(b) Disposal and remeasurement of subsidiaries, joint ventures and associates
The profit/(loss) on the disposal and remeasurement of subsidiaries, joint ventures and associates comprises:

	6 months 2013 £m	6 months 2012 £m	Full year 2012 £m
Ireland - long-term business (see (i) below)	88	-	-
Spain - long-term business (see (ii) below)	197	-	-
Malaysia (see (iii) below)	39	-	-
Russia (see (iv) below)	1	-	-
Czech Republic, Hungary and Romania (see (v) below)	1	-	7
Italy - long-term business (see (c)(ii) below)	(151)	-	-
United Kingdom - RAC Limited	-	(21)	(21)
Delta Lloyd Associate	-	-	(129)
Sri Lanka	-	-	12
Other small operations	5	(9)	(33)
Profit/(loss) on disposal and remeasurement from continuing operations	180	(30)	(164)
Profit/(loss) on disposal and remeasurement from discontinued operations (see (c)(i) below)	91	-	(2,359)
Total profit/(loss) on disposal and remeasurement	271	(30)	(2,523)

(i) Irish long-term business
On 17 January 2012 the Group's Irish long-term subsidiary Ark Life Assurance Company Limited (Ark Life) was classified as held for sale as a result of Allied Irish Bank ("AIB") exercising an option to purchase this entity. In addition AIB exercised its option to put its non-controlling interest in Aviva Life Holdings Ireland Limited (ALHI), another Irish Group subsidiary, to the Group. As a result this non-controlling interest was reclassified from equity to liabilities. At 31 December 2012 the net assets of Ark Life and the liability to purchase the ALHI non-controlling interest were recorded in the Group financial statements at management's best estimates of settlement value.
    On 8 March 2013 the disposal of Ark Life and the acquisition of the non-controlling interest in ALHI were completed, for cash consideration of £117 million, consistent with the estimated expected net settlement reflected at 31 December 2012, together with settlement of the non controlling interest purchase liability of £166 million. This transaction resulted in a profit on disposal of £88 million, calculated as follows:

30 June 2013 £m
Assets
Intangible assets	77
Investment property	13
Financial Investments	2,955
Reinsurance assets	249
Prepayments and accrued income	9
Other assets	77
Cash and cash equivalents	362
Total assets	3,742
Liabilities
Insurance liabilities	1,338
Liability for investment contracts	1,955
Other liabilities	166
Total liabilities	3,459
Net assets disposed of	283
ALHI non controlling interest purchase liability settled	166
Cash consideration	117
Less: Transaction costs	(5)
Net consideration	278
Currency translation reserve recycled to the income statement	93
Profit on disposal	88

B4 - Subsidiaries continued

(ii) Spanish long-term business - Aseval
On 18 December 2012 Aviva reached a settlement with Bankia S.A. ("Bankia") to transfer the Group's 50% interest in its subsidiary Aseval Aseguradora Valenciana, Sociedad Anónima de Seguros y Reaseguros ("Aseval"), a Spanish life assurance company, to Bankia. Aseval was classified as held for sale at this date.
On 24 April 2013 the Group disposed of its entire holding in Aseval to Bankia for cash consideration of £502 million resulting in a profit on disposal of £197 million, calculated as follows:

30 June 2013 £m
Assets
Goodwill	189
Intangible assets	11
Financial Investments	2,378
Reinsurance assets	6
Receivables and other financial assets	12
Prepayments and accrued income	35
Other assets	10
Cash and cash equivalents	75
Total assets	2,716
Liabilities
Insurance liabilities	2,008
Payables and other financial liabilities	76
Other liabilities	120
Total liabilities	2,204
Net assets	512
Non-controlling interests before disposal	(158)
Group's Share of net assets disposed of	354
Cash consideration	502
Less: transaction costs	(5)
Net consideration	497
Currency translation reserve recycled to the income statement	54
Profit on disposal	197

(iii) Malaysia
On 12 April 2013 the Group disposed of its 49% interest in its Malaysia long-term business joint ventures, CIMB Aviva Assurance Berhad and CIMB Aviva Takaful Berhad, to Sun Life Assurance Company of Canada, a subsidiary of Sun Life Financial Inc, for cash consideration of £153 million resulting in a profit on disposal of £39 million, calculated as follows:

30 June 2013 £m
Interest in joint ventures disposed of	120
Cash consideration	153
Less: Transaction costs	(3)
Net consideration	150
Currency translation reserve recycled to the income statement	9
Profit on disposal	39

(iv) Russia
On 8 April 2013 the Group disposed of its subsidiary in Russia, Closed Joint Stock Insurance Company Aviva (Zao) ("Aviva Russia"), to Blagosostoyanie, a non-state pension fund in Russia, for consideration of £30 million, after transaction costs. Net assets disposed of were £29 million, comprising gross assets of £155 million and gross liabilities of £126 million resulting in a profit on disposal of £1 million.

(v) Romania Pensions
On 7 May 2013 the Group sold its Romania Pensions business to MetLife, Inc for consideration of £5 million. Net assets disposed of were £4 million, comprising gross assets of £11 million and gross liabilities of £7 million resulting in a profit on disposal of £1 million.

B4 - Subsidiaries continued

(c) Assets and liabilities of operations classified as held for sale
The assets and liabilities of operations classified as held for sale as at 30 June 2013 are as follows:

			30 June 2013	30 June 2012			31 December 2012
	US Life £m	Other £m	Total £m	Total £m	US Life £m	Other £m	Total £m
Assets
Goodwill	-	-	-	-	-	183	183
Acquired value of in-force business and intangible assets	496	-	496	108	408	83	491
Interests in, and loans to, joint ventures and associates	-	13	13	14	-	126	126
Property and equipment	-	-	-	-	-	2	2
Investment property	6	-	6	26	6	12	18
Loans	3,784	-	3,784	-	3,397	-	3,397
Financial investments	32,309	2,575	34,884	3,039	31,212	5,203	36,415
Reinsurance assets	699	13	712	244	644	239	883
Deferred acquisition costs	2,342	-	2,342	91	1,468	70	1,538
Other assets	781	179	960	31	769	97	866
Cash and cash equivalents	697	268	965	409	544	373	917
	41,114	3,048	44,162	3,962	38,448	6,388	44,836
Additional impairment to write down the disposal group to fair value less costs to sell	(2,306)	(144)	(2,450)	-	(2,233)	-	(2,233)
Total assets	38,808	2,904	41,712	3,962	36,215	6,388	42,603
Liabilities
Insurance liabilities	(33,229)	(103)	(33,332)	(1,633)	(31,153)	(3,294)	(34,447)
Liability for investment contracts	(2,171)	(2,687)	(4,858)	(1,798)	(2,197)	(1,857)	(4,054)
Unallocated divisible surplus	-	18	18	-	-	(55)	(55)
Provisions	(176)	(1)	(177)	(7)	(184)	(3)	(187)
Deferred tax liabilities	(688)	-	(688)	(12)	(672)	(8)	(680)
Current tax liabilities	(19)	-	(19)	(4)	-	-	-
External borrowings	(182)	(30)	(212)	-	(145)	-	(145)
Other liabilities	(1,820)	(32)	(1,852)	(181)	(1,497)	(346)	(1,843)
Total liabilities	(38,285)	(2,835)	(41,120)	(3,635)	(35,848)	(5,563)	(41,411)
Net assets	523	69	592	327	367	825	1,192

(i) US long-term business
On 8 November 2012 the Group confirmed it was in discussions with external parties with respect to its US life operations, consisting of Aviva Life and Annuity Company and the associated internal asset management operations of Aviva Investors North America, Inc ("US Life") and these have been classified as held for sale. On 21 December 2012 the Group announced that it had agreed to sell US Life to Athene Holding Ltd for consideration of £1.0 billion including the shareholder loan (£1.1 billion including repayment of an external loan). Following classification as held for sale, US Life was re-measured to fair value less costs to sell. The results of US life continue to be presented in the Group financial statements, classified as discontinued operations in the income statement. The transaction is expected to complete in 2013.
    As noted in the 2012 report and accounts, there is uncertainty in the ultimate consideration which depends primarily on the development of the statutory surplus between the announcement of sale and ultimate completion date. At the end of the period, the fair value less costs to sell was assessed considering movements in the statutory surplus and other items and increased by £129 million, with an additional £27 million of foreign exchange movements, to £523 million (31 December 2012: £367 million) reflecting management's revised best estimate of the expected proceeds.
    During the period the underlying net assets of US Life increased slightly resulting in a further impairment of £38 million being recorded in the income statement so that the impaired carrying value continues to equal the fair value less costs to sell. The charge was more than offset by the £129 million increase in expected fair value less costs to sell, resulting in a net £91 million profit on remeasurement in the income statement. Movements in exchange rates resulted in foreign exchange losses of £(164) million being recognised in other comprehensive income due primarily to the retranslation of the underlying net assets from the opening to closing rate.
    Other comprehensive income, net of tax from discontinued operations of £(206) million includes £303 million fair value losses on available for sale financial investments, £65 million fair value gains on available for sale financial investments transferred to the income statement on disposal, offset by £29 million foreign exchange gains, £7 million of gains from the transfer of previously recognised impairment losses to the income statement and £126 million aggregate shareholder tax effect.
    On completion of the disposal the currency translation reserves and investment valuation reserves relating to the US Life operations, currently recognised within equity, will be recycled to the income statement.

(ii) Other
During the period the Italian long-term business Eurovita Assicurazioni S.p.A ("Eurovita") was classified as held for sale, as a result of management determining that the value of this business will principally be recovered through sale. Following classification as held for sale, Eurovita has been re-measured to fair value less costs to sell. A loss on remeasurement of £151 million has been recognised within "Profit on the disposal and re-measurement of subsidiaries and associates" in the income statement. Aviva's share of this loss is £66 million.
    After remeasurement the carrying value of this business is equal to its fair value less costs to sell of £48 million. Net of non-controlling interests, Aviva's share of these net assets is £18 million. Eurovita's results continue to be consolidated. On completion of the disposal the currency translation reserves relating to Eurovita, currently recognised within equity, will be recycled to the income statement.
    Other businesses classified as held for sale at 30 June 2013 with net assets of £21 million, comprise a joint venture in Taiwan and other small operations.

B5 - Segmental information
The Group's results can be segmented, either by activity or by geography. Our primary reporting format is on market reporting lines, with supplementary information being given by business activity. This note provides segmental information on the condensed consolidated income statement and condensed consolidated statement of financial position.
    The Group has determined its operating segments along market reporting lines. These reflect the management structure whereby a member of the Executive Management team is accountable to the Group CEO for the operating segment for which they are responsible.
    Following announcements in Q1 2013 relating to modifications to its management structure, the Group's operating segments were changed to align them with the revised organisational reporting structure. The new segments are set out below. Results for prior periods have been restated to facilitate comparison.

United Kingdom & Ireland
The United Kingdom and Ireland comprises two operating segments - Life and General Insurance. The principal activities of our UK and Ireland Life operations are life insurance, long-term health (in the UK) and accident insurance, savings, pensions and annuity business, whilst UK and Ireland General Insurance provides insurance cover to individuals and businesses, for risks associated mainly with motor vehicles, property and liability (such as employers' liability and professional indemnity liability) and medical expenses. UK & Ireland General Insurance includes the results of our Ireland Health business.

France
The principal activities of our French operations are long-term business and general insurance. The long-term business offers a range of long-term insurance and savings products, primarily for individuals, with a focus on the unit-linked market. The general insurance business predominantly sells personal and small commercial lines insurance products through agents and a direct insurer.

Poland
Activities in Poland comprise long-term business and general insurance operations.

Italy, Spain and Other
These countries are not individually significant at a Group level, so have been aggregated into a single reporting segment in line with IFRS 8. This segment includes our operations in Italy and Spain (including Aseval up until the date of its disposal in April 2013). The principal activities of our Italian operations are long-term business and general insurance. The life business offers a range of long-term insurance and savings products, and the general insurance business provides motor and home insurance products to individuals, as well as small commercial risk insurance to businesses. The operations of Eurovita have been classified as held for sale as at 30 June 2013. The principal activity of the Spanish operation is the sale of long-term business, accident and health insurance and a selection of savings products. Our Other European operations include Turkey (both Life and General Insurance) and this segment also includes the results of our Russian, Czech, Hungarian and Romanian businesses until the date of their disposals.

Canada
The principal activity of the Canadian operation is general insurance. In particular it provides personal and commercial lines insurance products through a range of distribution channels.

Asia
Our activities in Asia principally comprise our long-term business operations in China, India, Singapore, Hong Kong, South Korea, Vietnam and Indonesia as well as our life operation in Taiwan which is held for sale as at the balance sheet date. This segment also includes the results of Sri Lanka and Malaysia until the date of their disposals (in December 2012 and April 2013, respectively). Asia also includes general insurance operations in Singapore and health operations in Indonesia.

Aviva Investors
Aviva Investors operates in most of the markets in which the Group operates, in particular the UK, France and Canada and other international businesses, managing policyholders' and shareholders' invested funds, providing investment management services for institutional pension fund mandates and managing a range of retail investment products, including investment funds, unit trusts, OEICs and ISAs. The internal asset management operations of Aviva Investors North America are being sold with the Group's US life operations and are classified as held for sale and as a discontinued operation in these financial statements.

Other Group activities
Investment return on centrally held assets and head office expenses, such as Group treasury and finance functions, together with certain taxes and financing costs arising on central borrowings are included in 'Other Group activities', along with central core structural borrowings and certain tax balances in the segmental statement of financial position. The results of our reinsurance operations are also included in this segment.

Discontinued operations
In December 2012 the Group announced it had agreed to sell its US life operations (including the related internal asset management operations of Aviva Investors) and therefore it has been classified as a discontinued operation for presentation in the income statement and held for sale in the statement of financial position.

Measurement basis
The accounting policies of the segments are the same as those for the Group as a whole. Any transactions between the business segments are subject to normal commercial terms and market conditions. The Group evaluates performance of operating segments on the basis of:
(i) profit or loss from operations before tax attributable to shareholders
(ii) profit or loss from operations before tax attributable to shareholders, adjusted for non-operating items outside the segment management's control, including investment market performance and fiscal policy changes.

B5 - Segmental information continued
(a) (i) Segmental income statement for the six month period ended 30 June 2013

	United Kingdom & Ireland			Europe
	Life £m	GI £m	France £m	Poland £m	Italy, Spain and Other £m	Canada £m	Asia £m	Aviva Investors3 £m	Other Group activities4 £m	Continuing operations £m	Discontinued operations £m	Total £m
Gross written premiums	2,588	2,413	2,936	236	1,757	1,162	351	-	8	11,451	1,103	12,554
Premiums ceded to reinsurers	(400)	(248)	(28)	(4)	(38)	(32)	(63)	-	(1)	(814)	(66)	(880)
Internal reinsurance revenue	-	(4)	(3)	(1)	(7)	(4)	-	-	19	-	-	-
Net written premiums	2,188	2,161	2,905	231	1,712	1,126	288	-	26	10,637	1,037	11,674
Net change in provision for unearned premiums	(20)	50	(92)	(5)	3	(20)	(1)	-	(4)	(89)	-	(89)
Net earned premiums	2,168	2,211	2,813	226	1,715	1,106	287	-	22	10,548	1,037	11,585
Fee and commission income	234	100	64	27	60	21	10	152	(1)	667	5	672
	2,402	2,311	2,877	253	1,775	1,127	297	152	21	11,215	1,042	12,257
Net investment income/(expense)	2,468	131	426	(1)	629	(6)	32	44	237	3,960	1,493	5,453
Inter-segment revenue	-	-	-	-	-	-	-	55	-	55	33	88
Share of (loss)/profit of joint ventures and associates	(29)	-	4	1	3	-	7	-	-	(14)	-	(14)
Profit/(loss) on the disposal and remeasurement of subsidiaries and associates	88	-	-	-	53	-	39	-	-	180	91	271
Segmental income1	4,929	2,442	3,307	253	2,460	1,121	375	251	258	15,396	2,659	18,055
Claims and benefits paid, net of recoveries from reinsurers	(4,550)	(1,440)	(2,344)	(180)	(2,030)	(639)	(258)	-	(17)	(11,458)	(1,434)	(12,892)
Change in insurance liabilities, net of reinsurance	2,381	92	(810)	45	252	(34)	10	-	(27)	1,909	(140)	1,769
Change in investment contract provisions	(1,505)	-	(410)	3	21	-	-	(70)	-	(1,961)	(28)	(1,989)
Change in unallocated divisible surplus	(288)	-	883	20	(34)	-	4	-	-	585	-	585
Amortisation of acquired value of in-force business	(4)	-	(9)	(1)	(5)	-	-	-	-	(19)	(63)	(82)
Impairment of goodwill and other intangibles, depreciation and other amortisation expense	(14)	(1)	(2)	-	(57)	(9)	(2)	(11)	(13)	(109)	(9)	(118)
Other operating expenses	(615)	(860)	(386)	(51)	(231)	(373)	(78)	(161)	(623)	(3,378)	(448)	(3,826)
Impairment losses on AVIF and tangible assets2	-	(10)	-	-	-	-	-	-	-	(10)	(7)	(17)
Inter-segment expenses	(48)	(2)	-	(3)	-	(2)	-	-	-	(55)	(33)	(88)
Finance costs	(104)	(4)	(4)	-	(2)	(4)	-	(3)	(174)	(295)	(10)	(305)
Segmental expenses	(4,747)	(2,225)	(3,082)	(167)	(2,086)	(1,061)	(324)	(245)	(854)	(14,791)	(2,172)	(16,963)
Profit/(loss) before tax	182	217	225	86	374	60	51	6	(596)	605	487	1,092
Tax attributable to policyholders' returns	7	-	-	-	-	-	11	-	-	18	-	18
Profit/(loss) before tax attributable to shareholders	189	217	225	86	374	60	62	6	(596)	623	487	1,110
Adjusted for non-operating items:
Reclassification of corporate costs and unallocated interest	1	3	11	-	-	-	-	-	(15)	-	-	-
Investment return variances and economic assumption changes on long-term business	312	-	(58)	2	(230)	-	(24)	-	-	2	(279)	(277)
Short-term fluctuation in return on investments backing non-long-term business	-	47	36	-	13	77	-	-	133	306	-	306
Economic assumption changes on general insurance and health business	-	(26)	-	-	-	-	-	-	(1)	(27)	-	(27)
Impairment of goodwill, associates and joint ventures	-	-	-	-	48	-	29	-	-	77	-	77
Amortisation and impairment of intangibles	9	-	-	-	9	6	1	11	7	43	6	49
(Profit)/loss on the disposal and remeasurement of subsidiaries and associates	(88)	-	-	-	(53)	-	(39)	-	-	(180)	(91)	(271)
Integration and restructuring costs	19	12	2	1	4	4	3	15	104	164	2	166
Operating profit/(loss) before tax attributable to shareholders	442	253	216	89	165	147	32	32	(368)	1,008	125	1,133

1   Total reported income, excluding inter-segment revenue, includes £7,012 million from the United Kingdom (Aviva plc's country of domicile). Income is attributed on the basis of geographical origin which does not differ from revenue by geographical destination, as most risks are located in the countries where the contracts were written.

2 Impairment losses, and reversal of such losses, recognised directly in other comprehensive income were £nil million and £nil million respectively.
3 Aviva Investors operating profit includes £1 million profit relating to the Aviva Investors Pooled Pensions business.
4 Other group activities include Group Reinsurance.

B5 - Segmental information continued

(a) (ii) Segmental income statement for the six month period ended 30 June 2012
- (Restated)6

	United Kingdom & Ireland				Europe
	Life £m	GI £m	France £m	Poland £m	Italy5, Spain and Other £m	Canada £m	Asia £m	Aviva Investors3 £m	Other Group activities4 £m	Continuing operations £m	Discontinued operations £m	Total £m
Gross written premiums	3,089	2,565	2,562	217	1,869	1,121	351	-	36	11,810	1,955	13,765
Premiums ceded to reinsurers	(413)	(240)	(26)	(4)	(61)	(36)	(53)	-	(6)	(839)	(64)	(903)
Internal reinsurance revenue	(3)	(7)	(2)	(1)	(8)	(4)	-	-	25	-	-	-
Net written premiums	2,673	2,318	2,534	212	1,800	1,081	298	-	55	10,971	1,891	12,862
Net change in provision for unearned premiums	(10)	(50)	(85)	(2)	(8)	(26)	(6)	-	(25)	(212)	-	(212)
Net earned premiums	2,663	2,268	2,449	210	1,792	1,055	292	-	30	10,759	1,891	12,650
Fee and commission income	219	87	63	28	62	19	5	138	5	626	6	632
	2,882	2,355	2,512	238	1,854	1,074	297	138	35	11,385	1,897	13,282
Net investment income/(expense)	2,901	250	2,998	151	1,149	78	84	(2)	17	7,626	1,093	8,719
Inter-segment revenue	-	-	-	-	-	-	-	52	-	52	37	89
Share of (loss)/profit of joint ventures and associates	14	-	4	-	-	-	6	2	(99)	(73)	-	(73)
(Loss)/profit on the disposal and remeasurement of subsidiaries and associates	-	(21)	-	-	(4)	-	-	-	(5)	(30)	-	(30)
Segmental income1	5,797	2,584	5,514	389	2,999	1,152	387	190	(52)	18,960	3,027	21,987
Claims and benefits paid, net of recoveries from reinsurers	(4,750)	(1,475)	(2,785)	(160)	(2,284)	(608)	(202)	-	(26)	(12,290)	(1,356)	(13,646)
Change in insurance liabilities, net of reinsurance	1,156	40	(375)	(95)	424	(2)	(47)	-	5	1,106	(1,044)	62
Change in investment contract provisions	(681)	-	(168)	10	(178)	-	-	(23)	-	(1,040)	(46)	(1,086)
Change in unallocated divisible surplus	(355)	-	(1,537)	(5)	(577)	-	(32)	-	-	(2,506)	-	(2,506)
Amortisation of acquired value of in-force business	(7)	-	(9)	(1)	(5)	-	(1)	-	-	(23)	(72)	(95)
Impairment of goodwill and other intangibles, depreciation and other amortisation expense	(41)	(6)	(1)	(1)	(34)	(9)	(3)	(5)	(25)	(125)	(906)	(1,031)
Other operating expenses	(761)	(976)	(384)	(53)	(270)	(361)	(79)	(167)	(318)	(3,369)	(237)	(3,606)
Impairment losses on AVIF and tangible assets2	(22)	(10)	-	-	1	-	-	-	-	(31)	(10)	(41)
Inter-segment expenses	(47)	(1)	-	(2)	-	(2)	-	-	-	(52)	(37)	(89)
Finance costs	(115)	(20)	(2)	-	(1)	(4)	-	(3)	(176)	(321)	(10)	(331)
Segmental expenses	(5,623)	(2,448)	(5,261)	(307)	(2,924)	(986)	(364)	(198)	(540)	(18,651)	(3,718)	(22,369)
Profit/(loss) before tax	174	136	253	82	75	166	23	(8)	(592)	309	(691)	(382)
Tax attributable to policyholders' returns	(20)	-	-	-	-	-	(1)	-	-	(21)	-	(21)
Profit/(loss) before tax attributable to shareholders	154	136	253	82	75	166	22	(8)	(592)	288	(691)	(403)
Adjusted for non-operating items:
Reclassification of corporate costs and unallocated interest	4	17	13	-	3	-	-	1	(38)	-	-	-
Investment return variances and economic assumption changes on long-term business	302	-	(44)	(4)	56	-	(5)	-	-	305	(93)	212
Short-term fluctuation in return on investments backing non-long-term business	-	(23)	(33)	-	(10)	(3)	-	-	38	(31)	-	(31)
Economic assumption changes on general insurance and health business	-	18	-	-	-	(1)	-	-	1	18	-	18
Impairment of goodwill, associates and joint ventures	-	-	-	-	21	-	-	-	(205)	(184)	787	603
Amortisation and impairment of intangibles	9	5	-	-	7	6	1	3	16	47	117	164
(Profit)/loss on the disposal and remeasurement of subsidiaries and associates	-	21	-	-	4	-	-	-	5	30	-	30
Integration and restructuring costs	14	47	6	1	3	6	2	19	84	182	4	186
Share of Delta Lloyd's non-operating items (before tax), as an associate	-	-	-	-	-	-	-	-	523	523	-	523
Share of Delta Lloyd's tax expense, as an associate	-	-	-	-	-	-	-	-	(107)	(107)	-	(107)
Operating profit/(loss) before tax attributable to shareholders	483	221	195	79	159	174	20	15	(275)	1,071	124	1,195
1   Total reported income, excluding inter-segment revenue, includes £7,682 million from the United Kingdom (Aviva plc's country of domicile). Income is attributed on the basis of geographical origin which does not differ from revenue by geographical destination, as most risks are located in the countries where the contracts were written.

2 Impairment losses, and reversal of such losses, recognised directly in other comprehensive income were £nil million and £nil million respectively.
3 Aviva Investors operating profit includes £1 million profit relating to the Aviva Investors Pooled Pensions business.
4 Other group activities include Group Reinsurance.
5   Following a review of the classification of contracts issued by the Group's Italian long-term business, certain portfolios have been reclassified from participating insurance to participating investment contracts. There is no impact on the results presented for the period to 30 June 2012 as a result of this reclassification.

6 Restated for the adoption of revised IAS19 and IFRS 10. See note B2 for further details.

B5 - Segmental information continued
(a) (iii) Segmental income statement for the year ended 31 December 2012 - (Restated)5

	United Kingdom & Ireland				Europe
	Life £m	GI £m	France £m	Poland £m	Italy, Spain and Other £m	Canada £m	Asia £m	Aviva Investors3 £m	Other Group activities4 £m	Continuing operations £m	Discontinued operations £m	Total £m
Gross written premiums	6,363	4,951	4,763	441	3,195	2,248	740	-	43	22,744	3,796	26,540
Premiums ceded to reinsurers	(740)	(450)	(55)	(6)	(150)	(63)	(101)	-	(6)	(1,571)	(207)	(1,778)
Internal reinsurance revenue	-	(11)	(6)	(2)	(9)	(9)	(3)	-	40	-	-	-
Net written premiums	5,623	4,490	4,702	433	3,036	2,176	636	-	77	21,173	3,589	24,762
Net change in provision for unearned premiums	(15)	63	(28)	(3)	3	(31)	(5)	-	-	(16)	-	(16)
Net earned premiums	5,608	4,553	4,674	430	3,039	2,145	631	-	77	21,157	3,589	24,746
Fee and commission income	448	180	121	57	131	42	10	279	5	1,273	23	1,296
	6,056	4,733	4,795	487	3,170	2,187	641	279	82	22,430	3,612	26,042
Net investment income/(expense)	8,561	514	8,047	401	3,136	140	283	(8)	67	21,141	2,241	23,382
Inter-segment revenue	-	-	-	-	-	-	-	134	-	134	75	209
Share of (loss)/profit of joint ventures and associates	(15)	-	8	2	2	-	(3)	7	(256)	(255)	-	(255)
(Loss)/profit on the disposal and remeasurement of subsidiaries and associates	(2)	(21)	-	-	7	-	12	-	(160)	(164)	(2,359)	(2,523)
Segmental income1	14,600	5,226	12,850	890	6,315	2,327	933	412	(267)	43,286	3,569	46,855
Claims and benefits paid, net of recoveries from reinsurers	(9,224)	(2,915)	(5,272)	(341)	(3,934)	(1,268)	(589)	-	(58)	(23,601)	(2,721)	(26,322)
Change in insurance liabilities, net of reinsurance	404	(23)	(880)	(241)	359	(40)	(17)	-	8	(430)	(1,566)	(1,996)
Change in investment contract provisions	(3,151)	-	(983)	19	(296)	-	-	(39)	-	(4,450)	(77)	(4,527)
Change in unallocated divisible surplus	(347)	-	(4,359)	(30)	(1,491)	-	(89)	-	-	(6,316)	-	(6,316)
Amortisation of acquired value of in-force business	(13)	-	(18)	(2)	(9)	-	(1)	-	-	(43)	(183)	(226)
Impairment of goodwill and other intangibles, depreciation and other amortisation expense	(107)	(9)	(3)	(1)	(129)	(17)	(6)	(9)	(55)	(336)	(916)	(1,252)
Other operating expenses	(1,449)	(1,974)	(850)	(112)	(537)	(745)	(147)	(357)	(676)	(6,847)	(691)	(7,538)
Impairment losses on AVIF and tangible assets2	(34)	(43)	(1)	-	(3)	-	1	-	-	(80)	(15)	(95)
Inter-segment expenses	(122)	(3)	-	(5)	-	(4)	-	-	-	(134)	(75)	(209)
Finance costs	(252)	(21)	(2)	-	(2)	(8)	-	(5)	(363)	(653)	(21)	(674)
Segmental expenses	(14,295)	(4,988)	(12,368)	(713)	(6,042)	(2,082)	(848)	(410)	(1,144)	(42,890)	(6,265)	(49,155)
Profit/(loss) before tax	305	238	482	177	273	245	85	2	(1,411)	396	(2,696)	(2,300)
Tax attributable to policyholders' returns	(198)	-	-	-	-	-	(23)	-	-	(221)	-	(221)
Profit/(loss) before tax attributable to shareholders	107	238	482	177	273	245	62	2	(1,411)	175	(2,696)	(2,521)
Adjusted for non-operating items:
Reclassification of corporate costs and unallocated interest	7	32	25	-	6	-	-	1	(71)	-	-	-
Investment return variances and economic assumption changes on long-term business	663	-	(28)	(13)	-	-	(2)	-	-	620	(342)	278
Short-term fluctuation in return on investments backing non-long-term business	-	(17)	(68)	(1)	(43)	10	-	-	112	(7)	-	(7)
Economic assumption changes on general insurance and health business	-	20	-	-	-	-	-	-	1	21	-	21
Impairment of goodwill, associates and joint ventures	(1)	-	-	-	108	-	-	-	(47)	60	782	842
Amortisation and impairment of intangibles	54	6	-	-	16	11	1	6	34	128	129	257
(Profit)/loss on the disposal and remeasurement of subsidiaries and associates	2	21	-	-	(7)	-	(12)	-	160	164	2,359	2,523
Integration and restructuring costs	71	170	11	5	12	11	4	33	144	461	7	468
Share of Delta Lloyd's non-operating items (before tax), as an associate	-	-	-	-	-	-	-	-	523	523	-	523
Share of Delta Lloyd's tax expense, as an associate	-	-	-	-	-	-	-	-	(107)	(107)	-	(107)
Operating profit/(loss) before tax attributable to shareholders	903	470	422	168	365	277	53	42	(662)	2,038	239	2,277
1   Total reported income, excluding inter-segment revenue, includes £18,582 million from the United Kingdom (Aviva plc's country of domicile). Income is attributed on the basis of geographical origin which does not differ from revenue by geographical destination, as most risks are located in the countries where the contracts were written.

2 Impairment losses, and reversal of such losses, recognised directly in other comprehensive income were £nil million and £nil million respectively
3 Aviva Investors operating profit includes £3 million profit relating to Aviva Investors Pooled Pensions business.
4 Other group activities include Group Reinsurance.
5   Restated for the adoption of revised IAS19 and IFRS 10. See note B2 for further details.

B5 - Segmental information continued
(a) (iv) Segmental statement of financial position as at 30 June 2013

	United Kingdom & Ireland		Europe
	Life £m	GI £m	France £m	Poland £m	Italy, Spain and Other £m	Canada £m	Asia £m	Aviva Investors £m	United States £m	Other Group activities £m	Total £m
Goodwill	-	1,043	-	9	314	51	58	29	-	-	1,504
Acquired value of in-force business and intangible assets	125	3	131	9	661	56	4	57	-	49	1,095
Interests in, and loans to, joint ventures and associates	957	-	158	11	112	-	260	4	-	-	1,502
Property and equipment	84	21	232	2	7	21	5	1	-	22	395
Investment property	6,629	8	1,531	-	2	-	-	1,016	-	646	9,832
Loans	22,871	343	869	-	25	86	31	-	-	-	24,225
Financial investments	90,286	4,130	64,579	2,817	20,431	3,719	2,884	774	-	3,050	192,670
Deferred acquisition costs	1,317	511	234	21	118	282	5	-	-	-	2,488
Other assets	16,993	4,908	12,396	223	2,131	1,205	404	530	-	5,129	43,919
Assets of operations classified as held for sale	-	-	-	-	2,882	-	13	-	38,808	9	41,712
Total assets	139,262	10,967	80,130	3,092	26,683	5,420	3,664	2,411	38,808	8,905	319,342
Insurance liabilities
Long term business and outstanding claims provisions	69,335	5,751	15,829	2,466	9,792	2,598	2,384	-	-	46	108,201
Unearned premiums	259	2,240	483	46	344	1,163	70	-	-	5	4,610
Other insurance liabilities	-	87	60	-	1	99	-	-	-	2	249
Liability for investment contracts	51,386	-	50,031	44	9,953	-	-	1,871	-	-	113,285
Unallocated divisible surplus	2,347	-	3,959	67	34	-	162	-	-	-	6,569
Net asset value attributable to unitholders	320	-	4,506	-	341	-	-	-	-	7,173	12,340
External borrowings	2,720	-	-	-	71	-	-	-	-	5,463	8,254
Other liabilities, including inter-segment liabilities	6,630	(3,948)	3,020	113	868	423	235	304	-	5,705	13,350
Liabilities of operations classified as held for sale	-	-	-	-	2,834	-	-	-	38,285	1	41,120
Total liabilities	132,997	4,130	77,888	2,736	24,238	4,283	2,851	2,175	38,285	18,395	307,978
Total equity											11,364
Total equity and liabilities											319,342
Capital expenditure (excluding business combinations)	20	9	1	-	5	17	-	10	5	5	72

B5 - Segmental information continued
(a) (v) Segmental statement of financial position as at 30 June 2012 - (Restated)2

	United Kingdom & Ireland		Europe
	Life £m	GI £m	France £m	Poland £m	Italy1, Spain and Other £m	Canada £m	Asia £m	Aviva Investors £m	United States £m	Other Group activities £m	Total £m
Goodwill	-	1,036	-	8	612	50	60	28	-	-	1,794
Acquired value of in-force business and intangible assets	177	4	141	12	644	44	9	44	526	48	1,649
Interests in, and loans to, joint ventures and associates	1,196	-	148	9	117	-	520	7	1	609	2,607
Property and equipment	172	15	48	3	19	18	9	12	116	33	445
Investment property	7,098	17	1,270	-	2	-	-	1,153	6	755	10,301
Loans	22,281	466	844	-	15	81	39	-	3,192	-	26,918
Financial investments	86,853	4,163	55,670	2,584	23,165	3,789	2,854	739	31,731	1,999	213,547
Deferred acquisition costs	1,463	560	207	18	131	277	5	-	1,839	6	4,506
Other assets	17,929	6,529	12,684	163	2,522	1,118	393	602	1,873	1,228	45,041
Assets of operations classified as held for sale	3,548	-	-	-	400	-	14	-	-	-	3,962
Total assets	140,717	12,790	71,012	2,797	27,627	5,377	3,903	2,585	39,284	4,678	310,770
Insurance liabilities
Long term business and outstanding claims provisions	70,433	5,801	13,636	2,271	11,825	2,502	2,472	-	31,573	34	140,547
Unearned premiums	234	2,388	426	38	354	1,140	66	-	-	30	4,676
Other insurance liabilities	-	94	72	-	-	97	-	-	-	2	265
Liability for investment contracts	47,085	-	46,026	51	12,039	-	-	2,001	2,699	-	109,901
Unallocated divisible surplus	2,063	-	1,759	59	(823)	-	104	-	-	-	3,162
Net asset value attributable to unitholders	448	-	4,296	-	19	-	-	-	-	4,511	9,274
External borrowings	2,812	-	-	-	89	-	-	-	166	5,045	8,112
Other liabilities, including inter-segment liabilities	8,263	(4,640)	2,678	90	1,272	412	231	289	2,385	5,613	16,593
Liabilities of operations classified as held for sale	3,285	-	-	-	350	-	-	-	-	-	3,635
Total liabilities	134,623	3,643	68,893	2,509	25,125	4,151	2,873	2,290	36,823	15,235	296,165
Total equity											14,605
Total equity and liabilities											310,770
Capital expenditure (excluding business combinations)	36	2	1	1	6	5	2	9	8	11	81
1   Following a review of the classification of contracts issued by the Group's Italian long-term business, certain portfolios have been reclassified from participating insurance to participating investment contracts. There is no impact on the results presented for the period to 30 June 2012 as a result of this reclassification.

2   The statement of financial position has been restated following the adoption of IFRS 10 'Consolidated Financial Statements'- see note B2 for details. There is no impact on the results for the six months to 30 June 2012 as a result of this restatement.

B5 - Segmental information continued
(a) (vi) Segmental statement of financial position as at 31 December 2012- (Restated)1

	United Kingdom & Ireland		Europe
	Life £m	GI £m	France £m	Poland £m	Italy, Spain and Other £m	Canada £m	Asia £m	Aviva Investors £m	United States £m	Other Group activities £m	Total £m
Goodwill	-	1,037	-	9	342	50	55	27	-	-	1,520
Acquired value of in-force business and intangible assets	140	3	133	10	633	49	5	56	-	55	1,084
Interests in, and loans to, joint ventures and associates	1,132	-	148	10	116	-	245	4	-	-	1,655
Property and equipment	91	13	220	2	8	21	6	5	-	25	391
Investment property	6,774	8	1,342	-	2	-	-	1,093	-	720	9,939
Loans	23,193	369	848	-	14	83	30	-	-	-	24,537
Financial investments	90,182	3,946	59,853	2,920	21,917	3,766	2,808	759	-	2,868	189,019
Deferred acquisition costs	1,357	519	211	19	117	275	5	-	-	-	2,503
Other assets	16,756	5,074	11,421	201	2,561	1,053	335	436	-	3,655	41,492
Assets of operations classified as held for sale	3,490	-	-	-	2,762	-	126	28	36,187	10	42,603
Total assets	143,115	10,969	74,176	3,171	28,472	5,297	3,615	2,408	36,187	7,333	314,743
Insurance liabilities
Long term business and outstanding claims provisions	71,282	5,846	14,194	2,517	9,733	2,494	2,285	-	-	51	108,402
Unearned premiums	238	2,274	369	41	335	1,127	55	-	-	2	4,441
Other insurance liabilities	-	86	61	-	1	98	-	-	-	2	248
Liability for investment contracts	49,719	-	46,952	47	11,893	-	-	1,883	-	-	110,494
Unallocated divisible surplus	2,055	-	4,591	86	38	-	161	-	-	-	6,931
Net asset value attributable to unitholders	320	-	3,351	-	278	-	-	-	-	6,310	10,259
External borrowings	2,934	-	-	-	101	-	-	-	-	5,144	8,179
Other liabilities, including inter-segment liabilities	7,439	(4,696)	2,563	99	936	467	236	255	-	5,719	13,018
Liabilities of operations classified as held for sale	3,257	-	-	-	2,304	-	-	13	35,835	2	41,411
Total liabilities	137,244	3,510	72,081	2,790	25,619	4,186	2,737	2,151	35,835	17,230	303,383
Total equity											11,360
Total equity and liabilities											314,743
Capital expenditure (excluding business combinations)	63	3	176	2	17	21	3	24	29	39	377
1   The statement of financial position has been restated following the adoption of IFRS 10 'Consolidated Financial Statements'- see note B2 for details. There is no impact on the results for the year to 31 December 2012 as a result of this restatement.

(b) Further analysis by products and services
The Group's results can be further analysed by products and services which comprise long-term business, general insurance and health, fund management and other activities.

Long-term business
Our long-term business comprises life insurance, long-term health and accident insurance, savings, pensions and annuity business written by our life insurance subsidiaries, including managed pension fund business and our share of the other life and related business written in our associates and joint ventures, as well as lifetime mortgage business written in the UK.

General insurance and health
Our general insurance and health business provides insurance cover to individuals and to small and medium sized businesses, for risks associated mainly with motor vehicles, property and liability, such as employers' liability and professional indemnity liability, and medical expenses.

Fund management
Our fund management business invests policyholders' and shareholders' funds, provides investment management services for institutional pension fund mandates and manages a range of retail investment products, including investment funds, unit trusts, OEICs and ISAs. Clients include Aviva Group businesses and third-party financial institutions, pension funds, public sector organisations, investment professionals and private investors.

Other
Other includes, service companies, head office expenses, such as Group treasury and finance functions, and certain financing costs and taxes not allocated to business segments.

Discontinued operations and Delta Lloyd
In the products and services analysis, the results of US Life (including the related internal asset management business) for all periods are presented as discontinued operations. Between 1 January 2012 and 5 July 2012, the Groups' share of the results of its interest in Delta Lloyd are shown as an associate and, from 5 July 2012 to the year-end, as a financial investment, are shown only within other activities within continuing operations.

B5 - Segmental information continued
(b) (i) Segmental income statement - products and services for the six month period ended 30 June 2013

	Long-term business £m	General insurance and health2 £m	Fund management £m	Other £m	Total £m
Gross written premiums1	6,553	4,898	-	-	11,451
Premiums ceded to reinsurers	(465)	(349)	-	-	(814)
Net written premiums	6,088	4,549	-	-	10,637
Net change in provision for unearned premiums	-	(89)	-	-	(89)
Net earned premiums	6,088	4,460	-	-	10,548
Fee and commission income	312	41	185	129	667
	6,400	4,501	185	129	11,215
Net investment income/(expense)	3,615	125	2	218	3,960
Inter-segment revenue	-	-	48	-	48
Share of (loss)/profit of joint ventures and associates	(15)	1	-	-	(14)
Profit/(loss) on the disposal and remeasurement of subsidiaries and associates	175	-	-	5	180
Segmental income	10,175	4,627	235	352	15,389
Claims and benefits paid, net of recoveries from reinsurers	(8,573)	(2,885)	-	-	(11,458)
Change in insurance liabilities, net of reinsurance	1,917	(8)	-	-	1,909
Change in investment contract provisions	(1,961)	-	-	-	(1,961)
Change in unallocated divisible surplus	585	-	-	-	585
Amortisation of acquired value of in-force business	(19)	-	-	-	(19)
Impairment of goodwill and other intangibles, depreciation and other amortisation expense	(62)	(17)	(11)	(19)	(109)
Other operating expenses	(990)	(1,439)	(180)	(769)	(3,378)
Impairment losses on AVIF and tangible assets	-	(10)	-	-	(10)
Inter-segment expenses	(44)	(4)	-	-	(48)
Finance costs	(76)	(6)	(28)	(185)	(295)
Segmental expenses	(9,223)	(4,369)	(219)	(973)	(14,784)
Profit/(loss) before tax from continuing operations	952	258	16	(621)	605
Tax attributable to policyholder returns	18	-	-	-	18
Profit/(loss) before tax attributable to shareholders	970	258	16	(621)	623
Adjusted for:
Non-operating items from continuing operations	(60)	170	26	249	385
Operating profit/(loss) before tax attributable to shareholders' profits from continuing operations	910	428	42	(372)	1,008
Operating profit/(loss) before tax attributable to shareholders' profits from discontinued operations	111	-	22	(8)	125
Operating profit/(loss) before tax attributable to shareholders' profits	1,021	428	64	(380)	1,133

1   Gross written premiums include inward reinsurance premiums assumed from other companies amounting to £85 million, of which £30 million relates to property and liability insurance and £55 million relates to long-term business.

2 General insurance and health business segment includes gross written premiums of £650 million relating to health business. The remaining business relates to property and liability insurance.

B5 - Segmental information continued

(b) (ii) Segmental income statement - products and services for the six month period ended 30 June 2012- (Restated)3

	Long-term business £m	General insurance and health2 £m	Fund management £m	Other £m	Total £m
Gross written premiums1	6,855	4,955	-	-	11,810
Premiums ceded to reinsurers	(499)	(340)	-	-	(839)
Net written premiums	6,356	4,615	-	-	10,971
Net change in provision for unearned premiums	-	(212)	-	-	(212)
Net earned premiums	6,356	4,403	-	-	10,759
Fee and commission income	302	30	171	123	626
	6,658	4,433	171	123	11,385
Net investment income/(expense)	7,199	422	2	3	7,626
Inter-segment revenue	-	-	47	-	47
Share of profit/(loss) of joint ventures and associates	25	1	-	(99)	(73)
(Loss)/profit on the disposal and remeasurement of subsidiaries and associates	-	(21)	-	(9)	(30)
Segmental income	13,882	4,835	220	18	18,955
Claims and benefits paid, net of recoveries from reinsurers	(9,443)	(2,847)	-	-	(12,290)
Change in insurance liabilities, net of reinsurance	1,095	11	-	-	1,106
Change in investment contract provisions	(1,040)	-	-	-	(1,040)
Change in unallocated divisible surplus	(2,506)	-	-	-	(2,506)
Amortisation of acquired value of in-force business	(23)	-	-	-	(23)
Impairment of goodwill and other intangibles, depreciation and other amortisation expense	(74)	(12)	(5)	(34)	(125)
Other operating expenses	(1,181)	(1,557)	(191)	(440)	(3,369)
Impairment losses on AVIF and tangible assets	(21)	(10)	-	-	(31)
Inter-segment expenses	(44)	(3)	-	-	(47)
Finance costs	(87)	(13)	(29)	(192)	(321)
Segmental expenses	(13,324)	(4,431)	(225)	(666)	(18,646)
Profit/(loss) before tax from continuing operations	558	404	(5)	(648)	309
Tax attributable to policyholder returns	(21)	-	-	-	(21)
Profit/(loss) before tax attributable to shareholders	537	404	(5)	(648)	288
Adjusted for:
Non-operating items from continuing operations (excluding Delta Lloyd as an associate)	360	58	23	(74)	367
Share of Delta Lloyd's non-operating items (before tax), as an associate	-	-	-	523	523
Share of Delta Lloyd's tax expense, as an associate	-	-	-	(107)	(107)
Operating profit/(loss) before tax attributable to shareholders' profits from continuing operations	897	462	18	(306)	1,071
Operating profit/(loss) before tax attributable to shareholders' profits from discontinued operations	113	-	20	(9)	124
Operating profit/(loss) before tax attributable to shareholders' profits	1,010	462	38	(315)	1,195
1   Gross written premiums include inward reinsurance premiums assumed from other companies amounting to £137 million, of which £83 million relates to property and liability insurance and £54 million relates to long-term business.

2 General insurance and health business segment includes gross written premiums of £610 million relating to health business. The remaining business relates to property and liability insurance.
3 Restated for the adoption of revised IAS19 and IFRS10. See note B2 for further details.

B5 - Segmental information continued
(b) (iii) Segmental income statement - products and services for the year ended 31 December 2012- (Restated)3

	Long-term business £m	General insurance and health2 £m	Fund management £m	Other £m	Total £m
Gross written premiums1	13,209	9,535	-	-	22,744
Premiums ceded to reinsurers	(930)	(641)	-	-	(1,571)
Net written premiums	12,279	8,894	-	-	21,173
Net change in provision for unearned premiums	-	(16)	-	-	(16)
Net earned premiums	12,279	8,878	-	-	21,157
Fee and commission income	632	65	331	245	1,273
	12,911	8,943	331	245	22,430
Net investment income/(expense)	20,236	823	6	76	21,141
Inter-segment revenue	-	-	127	-	127
Share of (loss)/profit of joint ventures and associates	(5)	1	3	(254)	(255)
Profit/(loss) on the disposal and remeasurement of subsidiaries and associates	(6)	(21)	-	(137)	(164)
Segmental income	33,136	9,746	467	(70)	43,279
Claims and benefits paid, net of recoveries from reinsurers	(17,839)	(5,762)	-	-	(23,601)
Change in insurance liabilities, net of reinsurance	(359)	(71)	-	-	(430)
Change in investment contract provisions	(4,450)	-	-	-	(4,450)
Change in unallocated divisible surplus	(6,316)	-	-	-	(6,316)
Amortisation of acquired value of in-force business	(43)	-	-	-	(43)
Impairment of goodwill and other intangibles, depreciation and other amortisation expense	(236)	(25)	(10)	(65)	(336)
Other operating expenses	(2,457)	(3,170)	(390)	(830)	(6,847)
Impairment losses on AVIF and tangible assets	(37)	(43)	-	-	(80)
Inter-segment expenses	(116)	(11)	-	-	(127)
Finance costs	(198)	(28)	(56)	(371)	(653)
Segmental expenses	(32,051)	(9,110)	(456)	(1,266)	(42,883)
Profit/(loss) before tax from continuing operations	1,085	636	11	(1,336)	396
Tax attributable to policyholder returns	(221)	-	-	-	(221)
Profit/(loss) before tax attributable to shareholders	864	636	11	(1,336)	175
Adjusted for:
Non-operating items from continuing operations (excluding Delta Lloyd as an associate)	967	258	40	182	1,447
Share of Delta Lloyd's non-operating items (before tax), as an associate	-	-	-	523	523
Share of Delta Lloyd's tax expense, as an associate	-	-	-	(107)	(107)
Operating profit/(loss) before tax attributable to shareholders' profits from continuing operations	1,831	894	51	(738)	2,038
Operating profit/(loss) before tax attributable to shareholders' profits from discontinued operations	200	-	55	(16)	239
Operating profit/(loss) before tax attributable to shareholders' profits	2,031	894	106	(754)	2,277
1   Gross written premiums include inward reinsurance premiums assumed from other companies amounting to £370 million, of which £130 million relates to property and liability insurance and £240 million relates to long-term business

2 General insurance and health business segment includes gross written premiums of £1,164 million relating to health business. The remaining business relates to property and liability insurance.
3 Restated for the adoption of revised IAS19 and IFRS10. See note B2 for further details.

B5 - Segmental information continued
(c) (i) Segmental statement of financial position as at 30 June 2013

	Long-term business £m	General insurance and health £m	Fund management £m	Other £m	Total £m
Goodwill	341	1,060	29	74	1,504
Acquired value of in-force business and intangible assets	802	158	57	78	1,095
Interests in, and loans to, joint ventures and associates	1,492	6	4	-	1,502
Property and equipment	253	105	1	36	395
Investment property	9,041	145	-	646	9,832
Loans	23,785	429	-	11	24,225
Financial investments	179,151	10,563	29	2,927	192,670
Deferred acquisition costs	1,521	955	12	-	2,488
Other assets	29,468	5,606	505	8,340	43,919
Assets of operations classified as held for sale	41,665	9	38	-	41,712
Total assets	287,519	19,036	675	12,112	319,342
Gross insurance liabilities	97,754	15,306	-	-	113,060
Gross liabilities for investment contracts	113,285	-	-	-	113,285
Unallocated divisible surplus	6,569	-	-	-	6,569
Net asset value attributable to unitholders	5,167	-	-	7,173	12,340
External borrowings	2,776	-	-	5,478	8,254
Other liabilities, including inter-segment liabilities	8,903	(3,243)	382	7,308	13,350
Liabilities of operations classified as held for sale	40,912	1	13	194	41,120
Total liabilities	275,366	12,064	395	20,153	307,978
Total equity					11,364
Total equity and liabilities					319,342
(c) (ii) Segmental statement of financial position as at 30 June 2012 - (Restated)2

	Long-term1 business £m	General insurance and health £m	Fund management £m	Other £m	Total £m
Goodwill	627	1,066	28	73	1,794
Acquired value of in-force business and intangible assets	1,390	137	45	77	1,649
Interests in, and loans to, joint ventures and associates	1,991	6	-	610	2,607
Property and equipment	343	35	12	55	445
Investment property	9,402	144	-	755	10,301
Loans	26,370	423	-	125	26,918
Financial investments	201,021	9,516	45	2,965	213,547
Deferred acquisition costs	3,502	991	13	-	4,506
Other assets	33,024	7,456	540	4,021	45,041
Assets of operations classified as held for sale	3,962	-	-	-	3,962
Total assets	281,632	19,774	683	8,681	310,770
Gross insurance liabilities	130,308	15,180	-	-	145,488
Gross liabilities for investment contracts	109,901	-	-	-	109,901
Unallocated divisible surplus	3,162	-	-	-	3,162
Net asset value attributable to unitholders	4,763	-	-	4,511	9,274
External borrowings	2,881	-	-	5,231	8,112
Other liabilities, including inter-segment liabilities	12,086	(2,827)	383	6,951	16,593
Liabilities of operations classified as held for sale	3,635	-	-	-	3,635
Total liabilities	266,736	12,353	383	16,693	296,165
Total equity					14,605
Total equity and liabilities					310,770
1   Following a review of the classification of contracts issued by the Group's Italian long-term business, certain portfolios have been reclassified from participating insurance to participating investment contracts. There is no impact on the results for the 6 months to 30 June 2012.

2  The statement of financial position has been restated following the adoption of IFRS 10 'Consolidated Financial Statements'- see note B2 for details. There is no impact on the results for the six months to 30 June 2012 as a result of this restatement.

B5 - Segmental information continued
(c) (iii) Segmental statement of financial position as at 31 December 2012- (Restated)1

	Long-term business £m	General insurance and health £m	Fund management £m	Other £m	Total £m
Goodwill	361	1,060	27	72	1,520
Acquired value of in-force business and intangible assets	799	146	56	83	1,084
Interests in, and loans to, joint ventures and associates	1,646	5	4	-	1,655
Property and equipment	253	94	5	39	391
Investment property	9,080	139	-	720	9,939
Loans	24,085	433	-	19	24,537
Financial investments	175,889	9,266	39	3,825	189,019
Deferred acquisition costs	1,550	939	14	-	2,503
Other assets	29,185	7,237	453	4,617	41,492
Assets of operations classified as held for sale	42,564	11	28	-	42,603
Total assets	285,412	19,330	626	9,375	314,743
Gross insurance liabilities	98,086	15,005	-	-	113,091
Gross liabilities for investment contracts	110,494	-	-	-	110,494
Unallocated divisible surplus	6,931	-	-	-	6,931
Net asset value attributable to unitholders	3,949	-	-	6,310	10,259
External borrowings	3,019	-	-	5,160	8,179
Other liabilities, including inter-segment liabilities	8,734	(2,661)	334	6,611	13,018
Liabilities of operations classified as held for sale	41,237	2	13	159	41,411
Total liabilities	272,450	12,346	347	18,240	303,383
Total equity					11,360
Total equity and liabilities					314,743
1   The statement of financial position has been restated following the adoption of IFRS 10 'Consolidated Financial Statements'- see note B2 for details. There is no impact on the results for the year to 31 December 2012 as a result of this restatement.

B6 - Tax
This note analyses the tax charge for the period and explains the factors that affect it.

(a) Tax charged/(credited) to the income statement
(i) The total tax charge comprises:

	6 months 2013 £m	Restated 6 months 2012 £m	Restated Full year 2012 £m
Current tax
For this period	212	220	531
Prior period adjustments	(2)	(10)	(47)
Total current tax from continuing operations	210	210	484
Deferred tax
Origination and reversal of temporary differences	(13)	8	(33)
Changes in tax rates or tax laws	-	(18)	(12)
Write-down of deferred tax assets	2	6	43
Total deferred tax from continuing operations	(11)	(4)	(2)
Total tax charged to income statement from continuing operations	199	206	482
Total tax charged to income statement from discontinued operations	117	36	152
Total tax charged to income statement	316	242	634

(ii)   The Group, as a proxy for policyholders in the UK, Ireland and Singapore, is required to record taxes on investment income and gains each year. Accordingly, the tax benefit or expense attributable to UK, Ireland and Singapore insurance policyholder returns is included in the tax charge. The tax credit attributable to policyholders' returns included in the charge above is £18 million (HY12: £21 million charge; FY12: £221 million charge).

(iii) The tax charge/(credit) can be analysed as follows:

	6 months 2013 £m	Restated 6 months 2012 £m	Restated Full year 2012 £m
UK tax	(57)	26	(1)
Overseas tax	373	216	635
	316	242	634

(b) Tax charged/(credited) to other comprehensive income
(i) The total tax (credit)/charge comprises:

	6 months 2013 £m	Restated 6 months 2012 £m	Restated Full year 2012 £m
Current tax from continuing operations
In respect of pensions and other post-retirement obligations	(7)	(9)	(28)
In respect of foreign exchange movements	20	(10)	(17)
	13	(19)	(45)
Deferred tax from continuing operations
In respect of pensions and other post-retirement obligations	(58)	43	(160)
In respect of fair value gains on owner-occupied properties	-	-	(1)
In respect of unrealised gains on investments	(3)	3	9
	(61)	46	(152)
Tax (credited)/charged to other comprehensive income arising from continuing operations	(48)	27	(197)
Tax (credited)/charged to other comprehensive income arising from discontinued operations	(126)	74	107
Total tax (credited)/charged to other comprehensive income	(174)	101	(90)

B6 - Tax continued
(c) Tax credited to equity
Tax credited directly to equity in the period amounted to £4 million (HY12: £nil; FY12: £18 million) and is wholly in respect of coupon payments on direct capital instruments and fixed rate tier 1 notes.

(d) Tax reconciliation
The tax on the Group's profit/(loss) before tax differs from the theoretical amount that would arise using the tax rate of the home country of the Company as follows:

	6 months 2013			Restated 6 months 2012			Restated Full year 2012
	Shareholder £m	Policyholder £m	Total £m	Shareholder £m	Policyholder £m	Total £m	Shareholder £m	Policyholder £m	Total £m
Total profit/(loss) before tax	1,110	(18)	1,092	(403)	21	(382)	(2,521)	221	(2,300)

Tax calculated at standard UK corporation tax rate of 23.25% (2012: 24.5%)	258	(4)	254	(99)	5	(94)	(618)	54	(564)
Reconciling items
Different basis of tax - policyholders	-	(14)	(14)	-	17	17	-	170	170
Adjustment to tax charge in respect of prior periods	1	-	1	2	-	2	(20)	-	(20)
Non-assessable income and items not taxed at the full statutory rate	(38)	-	(38)	(63)	-	(63)	(86)	-	(86)
Non-taxable( profit)/loss on sale of subsidiaries and associates	(64)	-	(64)	6	-	6	872	-	872
Disallowable expenses	55	-	55	327	-	327	418	-	418
Different local basis of tax on overseas profits	110	-	110	(34)	(1)	(35)	(142)	(3)	(145)
Change in future local statutory tax rates	-		-	(18)	-	(18)	(13)	-	(13)
Movement in deferred tax not recognised	21	-	21	31	-	31	(69)	-	(69)
Tax effect of (profit)/loss from associates and joint ventures	(9)	-	(9)	71	-	71	75	-	75
Other	-	-	-	(2)	-	(2)	(4)	-	(4)
Total tax charged/(credited) to income statement	334	(18)	316	221	21	242	413	221	634

The tax (credit)/charge attributable to policyholders' returns is removed from the Group's total profit/(loss) before tax in arriving at the Group's profits/(losses) before tax attributable to shareholders' profits. As the net of tax profits attributable to with-profit and unit-linked policyholders is zero, the Group's pre-tax (loss)/profit attributable to policyholders is an amount equal and opposite to the tax (credit)/charge attributable to policyholders included in the total tax charge. The difference between the policyholder tax (credit)/charge and the impact of this item in the tax reconciliation can be explained as follows:

	6 months 2013 £m	6 months 2012 £m	Full year 2012 £m
Tax attributable to policyholder returns	(18)	21	221
UK corporation tax at a rate of 23.25% (2012: 24.5%) in respect of the policyholder tax deduction	4	(5)	(54)
Different local basis of tax of overseas profits	-	1	3
Different basis of tax - policyholders per tax reconciliation	(14)	17	170

The UK corporation tax rate reduced to 23% from 1 April 2013. This rate has been used in the calculation of the UK's deferred tax assets and liabilities for the period.
    Legislation has been substantively enacted in July 2013 to reduce the main rate of UK corporation tax to 21% from 1 April 2014, with a further reduction to 20% from 1 April 2015. The aggregate impact of the reduction in rate from 23% to 20% would reduce the deferred tax assets and liabilities and increase IFRS net assets by approximately £17 million and will be recognised in the second half of the year.

B7 - Earnings per share
(a) Basic earnings per share
(i) The profit attributable to ordinary shareholders is:

			6 months 2013			Restated 6 months 2012			Restated Full year 2012
Continuing operations	Operating profit £m	Non- operating items £m	Total £m	Operating profit £m	Non- operating items £m	Total £m	Operating profit £m	Non- operating items £m	Total £m
Profit/(loss) before tax attributable to shareholders' profits	1,008	(385)	623	1,071	(890)	181	2,038	(1,970)	68
Share of Delta Lloyd's tax expense as an associate	-	-	-	(28)	135	107	(28)	135	107
Profit/(loss) before tax	1,008	(385)	623	1,043	(755)	288	2,010	(1,835)	175
Tax attributable to shareholders' (loss)/profit	(296)	79	(217)	(287)	102	(185)	(499)	238	(261)
Profit/(loss) for the period	712	(306)	406	756	(653)	103	1,511	(1,597)	(86)
Amount attributable to non-controlling interests	(93)	10	(83)	(90)	26	(64)	(184)	16	(168)
Cumulative preference dividends for the period	(9)	-	(9)	(9)	-	(9)	(17)	-	(17)
Coupon payments in respect of direct capital instruments (DCI) and fixed rate tier 1 notes (net of tax)	(13)	-	(13)	-	-	-	(55)	-	(55)
Profit/(loss) attributable to ordinary shareholders from continuing operations	597	(296)	301	657	(627)	30	1,255	(1,581)	(326)
Profit/(loss) attributable to ordinary shareholders from discontinued operations	102	268	370	78	(805)	(727)	161	(3,009)	(2,848)
Profit/(loss) attributable to ordinary shareholders	699	(28)	671	735	(1,432)	(697)	1,416	(4,590)	(3,174)

(ii) Basic earnings per share is calculated as follows:

			6 months 2013			Restated 6 months 2012			Restated Full year 2012
	Before tax £m	Net of tax, non- controlling interests, preference dividends and DCI1 £m	Per share p	Before tax £m	Net of tax, non- controlling interests, preference dividends and DCI £m	Per share p	Before tax £m	Net of tax, non- controlling interests, preference dividends and DCI1 £m	Per share p
Operating profit attributable to ordinary shareholders	1,008	597	20.3	1,071	657	22.6	2,038	1,255	43.1
Non-operating items:
Investment return variances and economic assumption changes on long term business	(2)	(115)	(3.9)	(305)	(211)	(7.3)	(620)	(499)	(17.1)
Short-term fluctuation in return on investments on non-long-term business	(306)	(227)	(7.7)	31	16	0.5	7	9	0.3
Economic assumption changes on general insurance and health business	27	21	0.7	(18)	(13)	(0.4)	(21)	(16)	(0.6)
Impairment of goodwill, associates and joint ventures	(77)	(77)	(2.6)	184	184	6.3	(60)	(60)	(2.1)
Amortisation and impairment of intangibles	(43)	(31)	(1.1)	(47)	(39)	(1.3)	(128)	(84)	(2.9)
Profit/(loss) on disposal and remeasurement of subsidiaries and associates	180	270	9.2	(30)	(29)	(1.0)	(164)	(164)	(5.6)
Integration and restructuring costs and exceptional items	(164)	(137)	(4.7)	(182)	(147)	(5.1)	(461)	(379)	(13.0)
Share of Delta Lloyd's non-operating items (before tax) as an associate	-	-	-	(523)	(388)	(13.3)	(523)	(388)	(13.3)
Share of Delta Lloyd's tax expense, as an associate	-	-	-	107	-	-	107	-	-
Profit/(loss) attributable to ordinary shareholders from continuing operations	623	301	10.2	288	30	1.0	175	(326)	(11.2)
Profit/(loss) attributable to ordinary shareholders from discontinued operations	487	370	12.6	(691)	(727)	(25.0)	(2,696)	(2,848)	(97.9)
Profit/(loss) attributable to ordinary shareholders	1,110	671	22.8	(403)	(697)	(24.0)	(2,521)	(3,174)	(109.1)
1 DCI includes direct capital instruments and fixed rate tier 1 notes

(iii) The calculation of basic earnings per share uses a weighted average of 2,942 million (HY12: 2,902 million; FY12: 2,910 million) ordinary shares in issue, after deducting shares owned by the employee share trusts. The actual number of shares in issue at 30 June 2013 was 2,947 million (HY12: 2,918 million; FY12: 2,946 million) and 2,944 million (HY12: 2,878 million; FY12: 2,936 million) excluding shares owned by the employee share trusts.

B7 - Earnings per share continued
(b) Diluted earnings per share
(i) Diluted earnings per share is calculated as follows:

			6 months 2013			Restated 6 months 2012			Restated Full year 2012
	Total £m	Weighted average number of shares million	Per share p	Total £m	Weighted average number of shares million	Per share p	Total £m	Weighted average number of shares million	Per share p
Profit/(loss) attributable to ordinary shareholders	301	2,942	10.2	30	2,902	1.0	(326)	2,910	(11.2)
Dilutive effect of share awards and options	-	42	(0.1)	-	41	-	-	44	-
Diluted earnings per share from continuing operations1	301	2,984	10.1	30	2,943	1.0	(326)	2,954	(11.2)
Profit/(loss) attributable to ordinary shareholders	370	2,942	12.6	(727)	2,902	(25.0)	(2,848)	2,910	(97.9)
Dilutive effect of share awards and options	-	42	(0.2)	-	41	-	-	44	-
Diluted earnings per share from discontinued operations1	370	2,984	12.4	(727)	2,943	(25.0)	(2,848)	2,954	(97.9)
Diluted earnings per share	671	2,984	22.5	(697)	2,943	(24.0)	(3,174)	2,954	(109.1)
1 Losses have an anti-dilutive effect. Therefore the basic and diluted earnings for periods where the result was a loss have remained the same.

(ii) Diluted operating profit per share on operating profit attributable to ordinary shareholders is calculated as follows:

			6 months 2013			Restated 6 months 2012			Restated Full year 2012
	Total £m	Weighted average number of shares million	Per share p	Total £m	Weighted average number of shares million	Per share p	Total £m	Weighted average number of shares million	Per share p
Operating profit attributable to ordinary shareholders	597	2,942	20.3	657	2,902	22.6	1,255	2,910	43.1
Dilutive effect of share awards and options	-	42	(0.3)	-	41	(0.3)	-	44	(0.6)
Diluted operating profit per share from continuing operations	597	2,984	20.0	657	2,943	22.3	1,255	2,954	42.5
Operating profit attributable to ordinary shareholders	102	2,942	3.5	78	2,902	2.7	161	2,910	5.5
Dilutive effect of share awards and options	-	42	(0.1)	-	41	-	-	44	(0.1)
Diluted operating profit per share from discontinued operations	102	2,984	3.4	78	2,943	2.7	161	2,954	5.4
Diluted operating profit per share	699	2,984	23.4	735	2,943	25.0	1,416	2,954	47.9

B8 - Dividends and appropriations

	6 months 2013 £m	6 months 2012 £m	Full year 2012 £m
Ordinary dividends declared and charged to equity in the period
Final 2012 - 9.00 pence per share, paid on 17 May 2013	264	-	-
Interim 2012 - 10.00 pence per share, paid on 16 November 2012	-	-	292
Final 2011 - 16.00 pence per share, paid on 17 May 2012	-	465	465
	264	465	757
Preference dividends declared and charged to equity in the period	9	9	17
Coupon payments on direct capital instruments and fixed rate tier 1 notes	17	-	73
	290	474	847

Subsequent to 30 June 2013, the directors declared an interim dividend for 2013 of 5.6 pence per ordinary share (HY12: 10 pence), amounting to £165 million (HY12: £292 million) in total. The dividend will be paid on 15 November and will be accounted for as an appropriation of retained earnings in the year ending 31 December 2013.
    Interest on the direct capital instruments issued in November 2004 and the fixed rate tier 1 notes issued in May 2012 is treated as an appropriation of retained profits and, accordingly, is accounted for when paid. Tax relief is obtained at a rate of 23.25% (2012: 24.5%).

B9 - Insurance liabilities

(a) Carrying amount
Insurance liabilities at 30 June/31 December comprise:

	30 June 2013			30 June 2012			31 December 2012
	Long-term business £m	General insurance and health £m	Total £m	Restated1 Long-term business £m	General insurance and health £m	Total £m	Long-term business £m	General insurance and health £m	Total £m
Long-term business provisions
Participating	49,037	-	49,037	50,390	-	50,390	49,473	-	49,473
Unit-linked non-participating	8,225	-	8,225	10,065	-	10,065	9,936	-	9,936
Other non-participating	72,368	-	72,368	70,182	-	70,182	71,781	-	71,781
	129,630	-	129,630	130,637	-	130,637	131,190	-	131,190
Outstanding claims provisions	1,455	7,866	9,321	1,304	7,805	9,109	1,342	7,711	9,053
Provision for claims incurred but not reported	-	2,820	2,820	-	2,687	2,687	-	2,843	2,843
	1,455	10,686	12,141	1,304	10,492	11,796	1,342	10,554	11,896
Provision for unearned premiums	-	4,610	4,610	-	4,676	4,676	-	4,441	4,441
Provision arising from liability adequacy tests	-	11	11	-	12	12	-	11	11
Total	131,085	15,307	146,392	131,941	15,180	147,121	132,532	15,006	147,538
Less:
Amounts classified as held for sale	(33,331)	(1)	(33,332)	(1,633)	-	(1,633)	(34,446)	(1)	(34,447)
	97,754	15,306	113,060	130,308	15,180	145,488	98,086	15,005	113,091
1   Following a review of the classification of contracts issued by the Group's Italian long-term business, there has been a reclassification at 30 June 2012 from participating insurance liabilities to participating investment contract liabilities of £2,515 million. There is no impact on profit or equity reported for the period ended 30 June 2012.

(b) Movements in long-term business liabilities
The following movements have occurred in the long-term business provisions during the period:

	6 months 2013 £m	Restated1 6 months 2012 £m	Full year 2012 £m
Carrying amount at 1 January	131,190	131,171	131,171
Provisions in respect of new business	2,973	4,317	8,631
Expected change in existing business provisions	(3,672)	(3,956)	(8,362)
Variance between actual and expected experience	764	138	943
Impact of operating assumption changes	36	(40)	(718)
Impact of economic assumption changes	(1,740)	(377)	1,726
Other movements	(57)	103	(109)
Change in liability recognised as an expense	(1,696)	185	2,111
Effect of portfolio transfers, acquisitions and disposals	(3,244)	272	(214)
Foreign exchange rate movements	3,572	(991)	(1,878)
Other movements2	(192)	-	-
Carrying amount at 30 June/31 December	129,630	130,637	131,190
1   Following a review of the classification of contracts issued by the Group's Italian long-term business, there has been a reclassification at 30 June 2012 from participating insurance liabilities to participating investment contract liabilities of £2,515 million. There is no impact on profit or equity reported for the period ended 30 June 2012.

2   Other movements, outside profit and loss, of £(192) million, includes £(193) million in respect of the reclassification of contracts issued by the Group's Italian long-term business from insurance liabilities to participating investment contract liabilities in the current period.

B9 - Insurance liabilities continued
(c) Movements in general insurance and health liabilities
The following changes have occurred in the general insurance and health claims provisions during the period:

	6 months 2013 £m	6 months 2012 £m	Full year 2012 £m
Carrying amount at 1 January	10,554	10,745	10,745
Impact of changes in assumptions	(48)	50	61
Claim losses and expenses incurred in the current period	3,123	3,021	6,291
Decrease in estimated claim losses and expenses incurred in prior periods	(136)	(125)	(199)
Incurred claims losses and expenses	2,939	2,946	6,153
Less:
Payments made on claims incurred in the current period	(1,362)	(1,264)	(3,243)
Payments made on claims incurred in prior periods	(1,764)	(1,838)	(3,104)
Recoveries on claim payments	108	142	297
Claims payments made in the period, net of recoveries	(3,018)	(2,960)	(6,050)
Unwinding of discounting	9	17	35
Changes in claims reserve recognised as an expense	(70)	1	140
Effect of portfolio transfers, acquisitions and disposals	(9)	(149)	(171)
Foreign exchange rate movements	212	(112)	(158)
Other movements	(1)	7	(2)
Carrying amount at 30 June/31 December	10,686	10,492	10,554

B10 - Liability for investment contracts
(a) Carrying amount
The liability for investment contracts at 30 June/31 December comprised:

	30 June 2013 £m	Restated1 30 June 2012 £m	31 December 2012 £m
Long-term business
Participating contracts	70,249	65,941	66,849
Non-participating contracts at fair value	46,501	44,130	46,299
Non-participating contracts at amortised cost	1,393	1,628	1,400
	47,894	45,758	47,699
	118,143	111,699	114,548
Less: Amounts classified as held for sale	(4,858)	(1,798)	(4,054)
Total	113,285	109,901	110,494
1   Following a review of the classification of contracts issued by the Group's Italian long-term business, there has been a reclassification at 30 June 2012 from participating insurance liabilities to participating investment contract liabilities of £2,515 million. There is no impact on profit or equity reported for the period ended 30 June 2012.

(b) Movements in participating investment contracts
The following movements have occurred during the period:

	6 months 2013 £m	Restated1 6 months 2012 £m	Full year 2012 £m
Carrying amount at 1 January	66,849	67,707	67,707
Provisions in respect of new business	1,686	1,656	2,695
Expected change in existing business provisions	(1,100)	(1,421)	(2,039)
Variance between actual and expected experience	(401)	(136)	102
Impact of operating assumption changes	(2)	(4)	9
Impact of economic assumption changes	(61)	(46)	74
Other movements	7	(75)	(82)
Change in liability recognised as an expense	129	(26)	759
Effect of portfolio transfers, acquisitions and disposals	(39)	-	-
Foreign exchange rate movements	3,117	(1,740)	(1,610)
Other movements2	193	-	(7)
Carrying amount at 30 June/31 December	70,249	65,941	66,849
1   Following a review of the classification of contracts issued by the Group's Italian long-term business, there has been a reclassification at 30 June 2012 from participating insurance liabilities to participating investment contract liabilities of £2,515 million. There is no impact on profit or equity reported for the period ended 30 June 2012. In the figures previously published for the first six months of 2012, £112 million of provisions in respect of new business were offset against the expected change in existing business provisions. The 6 months 2012 figures above have been restated to correct for this.

2   Other movements outside profit and loss, of £193 million are in respect of the reclassification of contracts issued by the Group's Italian long-term business from insurance liabilities to participating investment contract liabilities in the current period.

(c) Movements in non-participating investment contracts
The following movements have occurred during the period:

	6 months 2013 £m	6 months 2012 £m	Full year 2012 £m
Carrying amount at 1 January	47,699	45,659	45,659
Provisions in respect of new business	1,805	1,905	3,851
Expected change in existing business provisions	(1,687)	(1,455)	(2,531)
Variance between actual and expected experience	1,374	(17)	982
Impact of operating assumption changes	5	1	14
Impact of economic assumption changes	(46)	(1)	4
Other movements	(31)	17	104
Change in liability	1,420	450	2,424
Effect of portfolio transfers, acquisitions and disposals	(1,909)	-	25
Foreign exchange rate movements	684	(340)	(404)
Other movements	-	(11)	(5)
Carrying amount at 30 June/31 December	47,894	45,758	47,699

B11 - Reinsurance assets
The reinsurance assets at 30 June/31 December comprised:

	30 June 2013 £m	30 June 2012 £m	31 December 2012 £m
Long-term business provisions
Insurance contracts	4,402	4,152	4,291
Participating investment contracts	3	3	3
Non-participating investment contracts1	1,657	1,707	1,678
	6,062	5,862	5,972
Outstanding claims provisions	76	134	93
Total long-term business provision	6,138	5,996	6,065
General insurance and health
Outstanding claims provisions	868	818	900
Provisions for claims incurred but not reported	344	405	354
	1,212	1,223	1,254
Provisions for unearned premiums	269	264	248
Total general insurance and health	1,481	1,487	1,502
Total	7,619	7,483	7,567
Less: Amounts classified as held for sale	(712)	(244)	(883)
Total	6,907	7,239	6,684
1 Balances in respect of all reinsurance treaties are included under reinsurance assets, regardless of whether they transfer significant insurance risk.

B12 - Effect of changes in assumptions and estimates during the period
This disclosure only allows for the impact on liabilities and related assets, such as unallocated divisible surplus, reinsurance, deferred acquisition costs and AVIF, and does not allow for offsetting movements in the value of backing financial assets.

	6 months 2013 £m	6 months 2012 £m	Full year 2012 £m
Assumptions
Long-term insurance business
Interest rates	1,190	271	(515)
Expenses	(16)	(3)	11
Persistency rates	-	19	-
Mortality for annuity contracts	-	90	241
Tax and other assumptions	(214)	(3)	(207)
Investment contracts
Interest rates	-	(2)	(2)
Expenses	-	-	(1)
General insurance and health business
Change in loss ratio assumptions	1	(3)	-
Change in discount rate assumptions	27	(18)	(21)
Change in expense ratio and other assumptions	-	(4)	(21)
Total	988	347	(515)

The impact of interest rates for long-term business relates primarily to the UK, driven by an increase in the valuation interest rates for annuity business. This had the effect of reducing liabilities and hence a positive impact on profit. The overall impact on profit also depends on movements in the value of assets backing the liabilities, which is not included in this disclosure. The impact of tax and other assumptions includes £0.3 billion relating to strengthening of credit default assumptions for commercial mortgages backing UK annuity business.

B13 - Unallocated divisible surplus
An unallocated divisible surplus (UDS) is established where the nature of policy benefits is such that the division between shareholder reserves and policyholder liabilities is uncertain at the reporting date. This note shows the movements in the UDS during the period.

	6 months 2013 £m	6 months 2012 £m	Full year 2012 £m
Carrying amount at 1 January	6,986	650	650
Change in participating contract assets	(810)	2,269	6,140
Change in participating contract liabilities	222	203	253
Other movements	3	34	(77)
Change in liability recognised as an expense	(585)	2,506	6,316
Effect of portfolio transfers, acquisition and disposals	(115)	-	1
Foreign exchange rate movements	265	10	24
Other movements	-	(4)	(5)
Carrying amount at 30 June/31 December	6,551	3,162	6,986
Less: Amounts classified as held for sale	18	-	(55)
Total	6,569	3,162	6,931

In Italy, the balance was £46 million negative at 30 June 2013 (FY12: £2 million negative, HY12: £834 million negative). In Spain, certain participating funds had negative UDS balances at 30 June 2013, although in aggregate the UDS balance was £62 million positive (FY12: £95 million positive, HY12: £12 million positive).
    Negative UDS balances result from an accounting mismatch between participating assets carried at market value and participating liabilities measured using local practice. The negative balances were tested for recoverability using embedded value methodology and in line with local accounting practice. Testing is conducted at a participating fund-level within each life entity. The negative balances are considered to be recoverable from margins in the existing participating business liabilities.
    In Italy, there was a reversal of £33 million of previous losses for negative UDS considered irrecoverable (FY12: £9 million loss, HY12: £31 million profit), and in Spain a reversal of £52 million of previous losses (FY12: £33 million profit, HY12: £35 million loss).
    In Italy the method for estimation of the recoverable negative UDS balance uses a real-world embedded value method, with a risk-discount rate of 6.65%
(FY12: 6.25%, HY12: 7.10%). The embedded value method includes implicit allowance for the time value of options and guarantees. If the risk-discount rate were increased by 1% it is estimated that the recoverable negative UDS balance would reduce by £10 million (FY12: unchanged, HY12 £30 million reduction).
    In Spain, the estimation of the recoverable negative UDS balance uses a market-consistent embedded value method.

B14 - Borrowings
On 21 January 2013, Aviva Group Holdings Limited borrowed £200 million as a short term external borrowing which will be repaid from disposal proceeds.
    On 5 July 2013 Aviva plc issued €650 million of subordinated debt bearing interest at 6.125% per annum. The subordinated debt matures on 5 July 2043 but the Company may, at its sole option, redeem all (but not part) of the debt on 5 July 2023 and on each interest payment date thereafter. The subordinated debt qualifies as tier 2 capital under current regulatory rules.

B15 - Pension obligations and other provisions

(a) Provisions in condensed consolidated statement of financial position
In the condensed consolidated statement of financial position, the amount described as provisions includes pension scheme deficits and comprises:

	30 June 2013 £m	30 June 2012 £m	31 December 2012 £m
Deficits in the main staff pension schemes	582	497	651
Deficits in other staff pension schemes	94	84	88
Total obligations to staff pension schemes	676	581	739
Restructuring provisions	184	147	144
Other provisions	396	376	423
Total	1,256	1,104	1,306
Less: Amounts classified as held for sale	(177)	(7)	(187)
	1,079	1,097	1,119
(b) Movements in the main schemes' surpluses and deficits
Movements in the main pension schemes' surpluses and deficits comprise:

	6 months 2013	Restated1 6 months 2012	Restated1 Full year 2012
	Pension scheme surpluses/ (deficits) £m	Pension scheme surpluses/ (deficits) £m	Pension scheme surpluses/ (deficits) £m
Net defined benefit asset in the schemes at 1 January	606	1,264	1,264
Employer contributions	83	80	250
Current and past service costs and administrative expenses	(16)	(11)	(19)
Gains on curtailments	4	1	15
Net interest	16	32	68
Remeasurements	(294)	49	(980)
Exchange rate movement on foreign plans	(23)	8	8
Net defined benefit asset in the schemes at 30 June/31 December	376	1,423	606
Comprising:
Surpluses	958	1,920	1,257
Deficits	(582)	(497)	(651)
	376	1,423	606
1   Following the adoption of revised IAS19 "Employee benefits", the Group has retrospectively applied the changes to the comparative periods. This has led to an increase in profit before tax of £150 million for FY12 and £74 million for HY12 shown above within net interest, with a corresponding decrease in other comprehensive income, recorded within remeasurements above.

The decrease in the net defined benefit asset is primarily due to a significant increase in the inflation assumption in the UK schemes, which was partly offset by an increase in long term AA corporate bond yields across all schemes. The IAS 19 net surplus is sensitive to changing credit spreads since the liabilities are valued with reference to the yield on high quality corporate bonds.

B16 - Related party transactions
During the period, there have been no changes in the nature of the related party transactions from those described in the Group's annual report and accounts for the year ended 31 December 2012. There were no transactions with related parties that had a material effect on the result for the period ended 30 June 2013, 30 June 2012 or 31 December 2012.

B17 - Fair value
Fair value methodology
This note explains the methodology for valuing our assets and liabilities measured at fair value and provides an analysis of these according to a 'fair value hierarchy', determined by the market observability of valuation inputs.

Basis for determining fair value hierarchy
For assets and liabilities measured at fair value, we have categorised the measurement basis into a 'fair value hierarchy' as follows:

Level 1
Inputs to Level 1 fair values are quoted prices (unadjusted) in active markets for identical assets and liabilities that the entity can access at the measurement date.

Level 2
Inputs to Level 2 fair values are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly. If the asset or liability has a specified (contractual) term, a Level 2 input must be observable for substantially the full term of the instrument. Level 2 inputs include the following:
  Quoted prices for similar assets and liabilities in active markets.
  Quoted prices for identical or similar assets and liabilities in markets that are not active, the prices are not current, or price quotations vary substantially either over time or among market makers, or in which little information is released publicly.
  Inputs other than quoted prices that are observable for the asset or liability (for example, interest rates and yield curves observable at commonly quoted intervals, implied volatilities, and credit spreads)
  Market-corroborated inputs.
Where we use broker quotes and no information as to the observability of inputs is provided by the broker, the investments are classified as follows:
  Where the broker price is validated by using internal models with market observable inputs and the values are similar, we classify the investment as Level 2
  In circumstances where internal models are not used to validate broker prices, or the observability of inputs used by brokers is unavailable, the investment is classified as Level 3

Level 3
Inputs to Level 3 fair values are unobservable inputs for the asset or liability. Unobservable inputs may have been used to measure fair value to the extent that observable inputs are not available, thereby allowing for situations in which there is little, if any, market activity for the asset or liability at the measurement date. However, the fair value measurement objective remains the same, i.e. an exit price at the measurement date from the perspective of a market participant that holds the asset or owes the liability. Therefore, unobservable inputs reflect the assumptions the business unit considers that market participants would use in pricing the asset or liability. Examples are certain private equity investments and private placements.

The majority of the Group's assets and liabilities measured at fair value are based on quoted market information or observable market data. 5.0% of assets and 1.0% of liabilities measured at fair value are based on estimates and recorded as Level 3. Where estimates are used, these are based on a combination of independent third-party evidence and internally developed models, calibrated to market observable data where possible. Third-party valuations using significant unobservable inputs validated against Level 2 internally modelled valuations are classified as Level 3, where there is a significant difference between the third-party price and the internally modelled value. Where the difference is insignificant, the instrument would be classified as Level 2.

Changes to valuation technique
There were no changes in the valuation techniques during the period compared to those described in the 2012 annual consolidated financial statements.

Comparison of the carrying amounts and fair values of financial instruments as at 30 June 2013:

	Fair value £m	Carrying amount £m
Financial Assets
Loans	25,008	24,225
Financial Investments
Fixed maturity securities	128,389	128,389
Equity securities	34,564	34,564
Other investments (including derivatives)	29,717	29,717

Financial liabilities
Non-participating investment contracts	45,722	45,722
Net asset value attributable to unitholders	12,340	12,340
Borrowings	8,288	8,254
Derivative liabilities	1,564	1,564

B17 - Fair value continued
Fair value of the following assets and liabilities approximate to their carrying amounts:
  Receivables
  Cash and cash equivalents
  Payables and other financial liabilities
  The equivalent assets to those above, which are classified as held for sale

Fair value hierarchy analysis

An analysis of assets and liabilities measured at fair value categorised by fair value hierarchy is given below:

	Level 1 £m	Level 2 £m	Level 3 £m	Fair Value £m
Assets
Investment Property	-	9,832	-	9,832
Loans1	-	18,431	-	18,431
Financial investments measured at fair value
Fixed maturity securities	108,451	10,679	9,259	128,389
Equity securities	34,062	19	483	34,564
Other investments (including derivatives)	22,625	4,784	2,308	29,717
Financial assets of operations classified as held for sale2	2,231	31,884	833	34,948
Total	167,369	75,629	12,883	255,881
Liabilities
Financial liabilities measured at fair value
Non-participating investment contracts	45,225	298	199	45,722
Borrowings1	-	1,284	-	1,284
Derivative liabilities	138	1,418	8	1,564
Financial liabilities of operations classified as held for sale2	-	612	299	911
Total	45,363	3,612	506	49,481
1 The statement of financial position includes £5,794 million of loans and £6,970 million of borrowings carried at amortised cost.
2   Financial assets and liabilities of operations classified as held for sale relate to those measured at fair value. An analysis of total assets and liabilities of operations classified as held for sale is provided in note B4(c).

Transfers between levels of the fair value hierarchy

For recurring fair value measurements, the Group determines whether transfers have occurred between the levels of the fair value hierarchy be re-assessing categorisation (based on the lowest level input that is significant to the fair value measurement as a whole) at the end of the reporting period. During the six month period ended 30 June 2013, there were no transfers of assets or liabilities from Fair Value hierarchy Level 1 to Level 2 or from Level 2 to Level 1. Transfers out of Level 3 (shown below) relate to improvements in the market liquidity of certain debt securities held by our business in France, which were transferred to Level 1, as quoted market prices became available from an active market.

Further information on Level 3 assets and liabilities:

The table below shows movement in the level 3 assets and liabilities measured at fair value:

	Debt securities £m	Equity securities £m	Other investments (including derivatives) £m	Financial assets of operations classified as held for sale £m	Non participating investment contracts £m	Derivative liabilities £m	Financial liabilities of operations classified as held for sale £m
Opening balance at 1 January 2013	9,961	470	2,316	687	(184)	(46)	(272)
Total net (losses)/gains recognised in the income statement	(188)	(9)	100	5	-	(8)	1
Total net gains/(losses) recognised in the other comprehensive income	1	-	-	15	-	-	-
Purchases	536	4	240	184	-	-	-
Issuances	-	-	5	-	(15)	-	(8)
Disposals	(589)	(7)	(332)	(97)	-	46	-
Transfers into Level 3	51	-	3	-	-	-	-
Transfers out of Level 3	(1,050)	-	(63)	-	-	-	-
Foreign exchange movements	537	25	39	39	-	-	(20)
Balance at 30 June 2013	9,259	483	2,308	833	(199)	(8)	(299)

Total net losses recognised in the income statement in the six month period ended 30 June 2013 in respect of Level 3 assets and liabilities measured at fair value amounted to £99 million. Included in this balance are £52 million of net losses attributable to those assets and liabilities still held at the end of the period.

Page70

B17 - Fair value continued
The principal investments classified as Level 3, and the valuation techniques applied to them, are:
  Structured bond-type products held by our business in France amounting to £7.7 billion, for which there is no active market. These bonds are valued either using third-party counterparty or broker quotes. These bonds are validated against internal or third-party models. These bonds have been classified as Level 3 because either (i) the third-party models included a significant unobservable liquidity adjustment or (ii) differences between the valuation provided by the counterparty and broker quotes and the validation model were sufficiently significant to result in a Level 3 classification. At 30 June 2013, the values reported in respect of these products were the lower of counterparty and broker quotes and modelled valuations.
  Notes issued by loan partnerships held by our UK Life business amounting to £0.7 billion, for which there is no active market. These are valued using counterparty quotes, corroborated against the prices of selected similar securities. In the first six-month period ended 30 June 2013, there were insufficient market observable transactions in the selected securities to provide a reliable proxy price to corroborate the counterparty price.
  Private equity investment funds amounting to £1.2 billion, of which £1.1 billion is held by our UK business. In valuing our interest in these funds, we rely on investment valuation reports received from the fund manager, making adjustments for items such as subsequent draw-downs and distributions between the date of the report and the balance sheet date and the fund manager's carried interest.
  External hedge funds held principally by businesses in the UK, France, and the US (which is classified as held for sale) amounting to £1.3 billion. Valuations received from fund managers are based on net asset values. However, insufficient information is provided on the underlying fund assets to support a classification other than Level 3.
  Certain strategic interests in banking partners held by our Italian business amounting to £0.3 billion. Valuations are based on third-party independent appraisals, or where internally modelled, transactions in similar entities, discounted cash flow techniques and valuation multiples, using public and internal management information.
  Financial assets of operations classified as held for sale represent investments held by our business in the US in external hedge funds amounting to £0.4 billion (as mentioned and included above) and debt securities amounting to £0.3 billion. The debt securities are valued based on a consensus view of the prices being held by banks, trading desks and market makers but do not necessarily represent executable quotes or observable price.
  Other Level 3 investments amount to £1.4 billion and relate to a diverse range of different types of securities held by a number of businesses throughout the Group.
Where possible, the Group tests the sensitivity of the fair values of Level 3 investments to changes in unobservable inputs to reasonable alternatives. 99% of valuations for Level 3 investments are sourced from independent third parties and, where appropriate, validated against internally-modelled valuations, third-party models or broker quotes. Where third-party pricing sources are unwilling to provide a sensitivity analysis for their valuations, the Group undertakes, where feasible, sensitivity analysis on the following basis:
  For third-party valuations validated against internally-modelled valuations using significant unobservable inputs, the sensitivity of the internally modelled valuation to changes in unobservable inputs to a reasonable alternative is determined.
  For third-party valuations either not validated or validated against a third-party model or broker quote, the third-party valuation in its entirety is considered an unobservable input. Sensitivities are determined by flexing inputs of internal models to a reasonable alternative, including the yield, NAV multiple, IRR or other suitable valuation multiples of the financial instrument implied by the third-party valuation. For example, for a fixed income security the implied yield would be the rate of return which discounts the security's contractual cash flows to equal the third-party valuation.
On the basis of the methodology outlined above, the Group is able to perform sensitivity analysis for £12.6 billion of the Group's Level 3 investments. For these Level 3 investments, changing unobservable valuation inputs to a reasonable alternative would result in a change in fair value by ± £0.5 billion. Of the £0.3 billion Level 3 investments for which sensitivity analysis is not provided, investments are held predominantly to back non-linked shareholder business and it is estimated that a 10% change in valuation of these investments would reduce shareholder profit before tax by £30 million.

Non-participating investment contract liabilities carried within our UK life business amounting to £0.2 billion relate to non-unit reserves. These are valued based on unobservable inputs, such as future lapses and expense experience, and therefore, have a Level 3 classification. Financial liabilities of operations classified as held for sale amounting to £0.3 billion represent the non-participating investment contracts in our US business which are valued using valuation techniques with unobservable inputs.

B18 - Risk management
As a global insurance group, risk management is at the heart of what we do and is the source of value creation as well as a vital form of control. It is an integral part of managing and maintaining financial strength and stability for our customers, shareholders and other stakeholders.
Our sustainability and financial strength are underpinned by an effective risk management process which helps us identify major risks to which we may be exposed, establish appropriate controls and take mitigating actions for the benefit of our customers and investors. The Group's risk strategy is to invest its available capital to optimise the balance between return and risk while maintaining an appropriate level of economic (i.e. risk-based) capital and regulatory capital. Consequently, our risk management goals are to:
  Embed rigorous risk management throughout the business, based on setting clear risk appetites and staying within these;
  Allocate capital where it will make the highest returns on a risk-adjusted basis; and
  Meet the expectations of our customers, investors and regulators that we will maintain sufficient capital surpluses to meet our liabilities even if a number of extreme risks materialise.

Aviva's risk management framework has been designed and implemented to support these objectives. The key elements of our risk management framework comprise our risk appetite; risk governance, including risk policies and business standards, risk oversight committees and roles & responsibilities; and the processes we use to identify, measure, manage, monitor and report (IMMMR) risks, including the use of our risk models and stress and scenario testing.

Risk environment
The first six months of 2013 have seen an overall strengthening of the financial markets with monetary policies in the US, Europe and Japan helping to bolster this position. Global equities have rallied at the fastest rate seen in a number of years and corporate credit spreads have fallen to levels not seen since before the 2008 financial crisis. Sovereign bonds have also benefited from increased liquidity in the system, principally Europe and Japan, with yields registering the lowest historical rates seen to date. Currencies remain volatile as investors are quick to respond to political and monetary updates.
    As discussions on the Omnibus II Directive (the amendments to the Solvency II Directive) and technical standards continue, there is still significant uncertainty over the detailed requirements of the new European prudential regime. Aviva continues to actively participate in the development of Solvency II through key European industry working groups.
    On 18 July 2013 Aviva plc was identified by the Financial Stability Board as being a Global Systematically Important Insurer ("G-SII"). In common with other G-SIIs and Global Systemically Important Financial Institutions, this designation implies an enhanced level of group supervision and the requirement for Aviva to develop a Systemic Risk Mitigation Plan and Recovery and Resolution Plans.

Risk profile
We continue to manage our risk profile to reflect Aviva's objective of maintaining financial strength and reducing capital volatility. We disposed of the remainder of our holding in Delta Lloyd in January 2013 and our exposure to Italian government bonds continues to be reduced, reflected in the sell down of approximately £1 billion (gross of NCI, redemptions, and purchases) during the first half of 2013. As described below, a number of foreign exchange rate, credit and equity hedges are in place and restrictions on non-domestic investment in sovereign and corporate debt from Greece, Ireland, Italy, Portugal and Spain remain in place.
    Going forward, the Group's focus will continue to be on building the balance sheet and cash-flow position, and decreasing the balance sheet volatility and required economic capital.
    Our risk management processes enable us to monitor all our capital measures and to identify and manage mismatches between our assets and liabilities. These processes include the use of derivative hedges which are described in more detail below.

Material risks and uncertainties
In accordance with the requirements of the FCA Handbook (DTR 4.2.7) we provide an update here on the material risks and uncertainties facing the Group. The types of risks to which the Group is exposed have not changed significantly over the half-year to 30 June 2013 and remain credit, market, life insurance, general insurance, liquidity, asset management, operational and reputational risks. These risks are described below. Further detail on these risks is given within note 56 of the Aviva plc annual report and accounts 2012.

(a) Credit risk
Aviva has a strong record of managing credit risk and we see credit as an area where we can make a good return for the benefit of both our policyholders and shareholders. We have broad ranging investment restrictions in place on sovereign and corporate debt exposure to Greece, Ireland, Italy, Portugal and Spain and have actively reduced our exposure to the most vulnerable countries. We have in place a comprehensive group-wide reporting system that consolidates credit exposures across geographies, business lines and exposure types. We have a robust framework of limits and controls to diversify the portfolio and enable the early identification of potential issues. Refer to section D3.3.5 of this report for details of our exposures to Greece, Ireland, Portugal, Spain and Italy.
    During the first half of 2013 the credit rating profile of our debt securities portfolio has remained strong, although the average rating has fallen slightly in line with the general market's rating agency downgrades. At 30 June 2013, the proportion of our shareholder debt securities that are investment grade has remained stable at 88.6% (31 December 2012: 88.1%).
   The Group has in place a series of macro credit hedges to reduce the overall credit risk exposure. The notional size of these long-term hedges remained at approximately £4 billion during the first half of 2013.

B18 - Risk management continued

(b) Market risk
We continue to limit our direct equity exposure. As discussed earlier, a rolling central equity hedging strategy remains in place to help control the Group's overall direct and indirect exposure to equities.
    We have a limited appetite for interest rate risk as we do not believe it is adequately rewarded. Our conservative and disciplined approach to asset and liability management and pricing limit our exposure to interest rate and guarantee risk. Asset and liability durations across the Group are generally well matched and actions have been taken to manage guarantee risk in the current low interest rate environment. In particular, a key objective is to match the duration of our annuity liabilities with assets of the same duration. These assets include corporate bonds, residential mortgages and commercial mortgages. Should they default before maturity, it is assumed that the Group can reinvest in assets of a similar risk and return profile, which is subject to market conditions.
    Interest rate hedges are used to manage asymmetric interest rate exposures in some of our life insurance businesses as well as an efficient way to manage cash flow and duration matching (the most material examples relate to guaranteed annuity exposures in both UK and Ireland). These hedges are used to protect against interest rate falls and are sufficient in scale to materially reduce the Group's interest rate exposure.
At a Group level we actively seek to manage currency risk primarily by matching assets and liabilities in functional currencies at the business unit level. Foreign currency dividends from subsidiaries are hedged using foreign exchange forwards to provide certainty regarding the sterling value to be received by the Group. As described earlier, hedges have also been used to protect the Group's capital against a significant depreciation in local currency versus sterling. At 30 June 2013 the Group had in place Euro and Canadian Dollar hedges with notional values of £1.1 billion and £0.15 billion respectively. These hedges are used to protect the Group's capital against a significant depreciation in the local currency versus sterling.

(c) Liquidity risk
Liquidity risk is the risk of not being able to make payments as they become due because there are insufficient assets in cash form or that can easily be turned into cash.
    The relatively illiquid nature of insurance liabilities is a potential source of additional investment return by allowing us to invest in higher yielding, but less liquid assets such as commercial mortgages. The Group seeks to ensure that it maintains sufficient liquid financial resources to meet its obligations as they fall due through the application of a Group liquidity risk policy and business standard. At Group and business unit level, there is a liquidity risk appetite which requires that sufficient liquid resources be maintained to cover net outflows in a stress scenario. The Company's main sources of liquidity are liquid assets held within the Company and Aviva Group Holdings Limited (AGH), and dividends received from the Group's insurance and asset management businesses. Sources of liquidity in normal markets also includes a variety of short and long-term instruments including commercial papers and medium and long-term debt. In addition to the existing liquid resources and expected inflows, the Group and Company maintain significant undrawn committed borrowing facilities (£1.5 billion) from a range of leading international banks to further mitigate this risk.

(d) Life insurance risk
The profile of our life insurance risks, primarily persistency, mortality and expense risk have remained stable in the first half of 2013. Our economic exposure to longevity risk has increased as the Group continues to write significant volumes of individual annuity new business in the UK adding to an already significant in force portfolio. Persistency risk remains significant and continues to have a volatile outlook, with underlying performance linked to economic conditions. Businesses across the Group mitigate this risk through a range of customer retention activities. The Group has continued to write substantial volumes of life protection business, and to utilise reinsurance to reduce exposure to potential mortality losses. All life insurance risks benefit from significant diversification against other risks in the portfolio, limiting the impact on the Group's aggregate risk profile.
    Provisions made for insurance liabilities are inherently uncertain. Due to this uncertainty, life insurance reserves are regularly reviewed by qualified and experienced actuaries at the business unit and Group level in accordance with the Group's reserving framework. This and other risks are subject to an overarching risk management framework and various mechanisms to govern and control our risks and exposures.

(e) General insurance risk
The Group writes a balanced portfolio of general insurance risk (including personal motor; household; commercial motor; property and liability) across a geographically diversified spread of markets including UK; Ireland; Canada; France; Italy; Turkey and Poland. This risk is assumed in line with our underwriting and pricing expertise, to provide an appropriate level of returns for an acceptable level of risk. Underwriting discipline and a robust governance process is at the core of the Group's underwriting strategy.
    Provisions made for insurance liabilities are inherently uncertain. Due to this uncertainty, general insurance reserves are regularly reviewed by qualified and experienced actuaries at the business unit and Group level in accordance with the Group's reserving framework. These and other key risks, including the occurrence of unexpected claims from a single source or cause and inadequate reinsurance protection/risk transfer, are subject to an overarching risk management framework and various mechanisms to govern and control our risks and exposures.
    During the first half of 2013, Aviva's general insurance risk profile has remained stable. As with life insurance risks, general insurance risks also benefit from the significant diversification that arises from being part of a large and diverse portfolio, limiting the impact on the Group's aggregate risk profile. Losses from the Alberta flooding event in Canada are within the Group's risk appetite and will therefore be largely retained within the Group. On July 7, 2013, Toronto experienced a severe storm causing flooding. As a result our general insurance operations are expected to record a loss from this event, which will be recorded in the third quarter results.
    Processes are in place to manage catastrophe risk in individual business units and at a group level. The group cedes much of its worldwide catastrophe risk to third-party reinsurers but retains a pooled element for its own account gaining diversification benefit. Aviva successfully completed the renewal of its group-wide catastrophe reinsurance protection on 1 April 2013.

B18 - Risk management continued
(f) Asset management risk
Asset management risk arises through exposure to negative investment performance, fund liquidity, and factors that influence franchise value such as product development appropriateness and capability, and client retention.
    Aviva is directly exposed to the risks associated with operating an asset management business through its ownership of Aviva Investors. The underlying risk profile of our asset management risk is derived from investment performance, specialist investment professionals and leadership, product development capabilities, fund liquidity, margin, client retention, regulatory developments, fiduciary and contractual responsibilities. These key risks are monitored on an on-going basis with issues escalated to the appropriate governance committee.

(g) Operational risk
All of our businesses are subject to operational risks, including the risk of direct or indirect loss resulting from inadequate or failed internal or external processes, systems and human error or misconduct or from external events. Our systems and processes on which we are dependent to serve our customers are designed to appropriately identify and address the operational risks associated with our activities. However, they may nonetheless fail due to IT malfunctions, human error, intentional disruption or hacking of IT systems, business interruptions, non-performance by third parties or other external events. This could disrupt business operations resulting in material reputational damage and the loss of customers, and have a consequent material adverse effect on our results of operations and financial condition. Although we have taken steps to manage these operational risks, we cannot anticipate the details or timing of all possible operational and systems failures which may adversely impact our business.
    The Group maintains constructive relationships with its regulators around the world and developments in relation to key regulatory changes such as Solvency II are monitored closely. We continue to work with regulatory bodies to help deliver an appropriate outcome to Solvency II and prepare for the necessary business changes. Similarly, we are monitoring the development of IFRS 4 Phase 2 and will prepare for the necessary business changes.
    Execution risk is inherent in the completion of all strategic transactions including the pending disposal of the Company's US business. Such risks include uncertainty in relation to obtaining the required regulatory approvals on satisfactory terms for the change of control envisaged by such transactions. Such execution risk gives rise to a corresponding potential impact on capital and liquidity.
    As with all insurance groups, the Group is subject to litigation risks as a result of policies written in its insurance subsidiaries. The Group assesses, and holds provisions in technical reserves in respect of, such litigation risks. For example, provisions are held in technical reserves in respect of contracts which allow for switches at known prices in Aviva France.

(h) Brand and reputation risk
Our success and results are, to a certain extent, dependent on the strength of our brands, the brands of our partners and our reputation with customers, agents, regulators, rating agencies, investors and analysts. While we are well recognised, we are vulnerable to adverse market and customer perception. Any of our brands or our reputation could also be affected if products or services recommended by us or any of our intermediaries do not perform as expected whether or not the expectations are founded, or the customer's expectations for the product have changed. We monitor this risk and have controls in place to limit our exposure.

B19 - Cash and cash equivalents
Cash and cash equivalents in the statement of cash flows at 30 June/31 December reconciles to the statement of financial position as follows:
	30 June 2013 £m	Restated 1 30 June 2012 £m	Restated 1 31 December 2012 £m
Cash and cash equivalents	25,075	24,024	23,102
Cash and cash equivalents of operations classified as held for sale	965	409	917
Bank overdrafts	(1,002)	(665)	(566)
Net cash and cash equivalents at 30 June/31 December	25,038	23,768	23,453
1 Restated following the adoption of IFRS10 'Consolidated financial statements' - see note B2 for details.

Directors' responsibility statement
The directors' confirm that these condensed interim financial statements have been prepared in accordance with International Accounting Standard 34, 'Interim Financial Reporting', as adopted by the European Union and as issued by the IASB and that the interim management report includes a fair review of the information required by DTR 4.2.7 and DTR 4.2.8, namely:
  an indication of important events that have occurred during the first six months and their impact on the condensed set of financial statements, and a description of the principal risks and uncertainties for the remaining six months of the financial year; and
  material related-party transactions in the first six months and any material changes in the related-party transactions described in the last annual report
Information on the current directors responsible for providing this statement can be found on pages 80 to 82 of Aviva plc's 2012 Annual Report and Accounts and on the Company's website at:
http://www.aviva.com/investor-relations/corporate-governance/board-of-directors/

By order of the Board

Mark Wilson                                   Patrick Regan
Group chief executive officer                                           Chief financial officer
7 August 2013

Independent review report to Aviva plc

Introduction
We have been engaged by the company to review the Condensed consolidated set of financial statements in the half year report for the six months ended 30 June 2013, which comprises the Condensed consolidated income statement, the Condensed consolidated statement of comprehensive income, the Condensed consolidated statement of changes in equity, the Condensed consolidated statement of financial position, the Condensed consolidated statement of cash flows and related notes. We have read the other information contained in the half year report and considered whether it contains any apparent misstatements or material inconsistencies with the information in the Condensed consolidated set of financial statements.

Directors' responsibilities
The half year report is the responsibility of, and has been approved by, the directors. The directors are responsible for preparing the half year report in accordance with the Disclosure and Transparency Rules of the United Kingdom's Financial Conduct Authority.
    As disclosed in note B1, the annual financial statements of the group are prepared in accordance with IFRSs as adopted by the European Union and as issued by the International Accounting Standards Board. The Condensed consolidated set of financial statements included in this half year report has been prepared in accordance with International Accounting Standard 34, "Interim Financial Reporting", as adopted by the European Union and as issued by the International Accounting Standards Board.

Our responsibility
Our responsibility is to express to the company a conclusion on the Condensed consolidated set of financial statements in the half year report based on our review. This report, including the conclusion, has been prepared for and only for the company for the purpose of the Disclosure and Transparency Rules of the Financial Conduct Authority and for no other purpose. We do not, in producing this report, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.

Scope of review
We conducted our review in accordance with International Standard on Review Engagements (UK and Ireland) 2410, 'Review of Interim Financial Information Performed by the Independent Auditor of the Entity' issued by the Auditing Practices Board for use in the United Kingdom. A review of interim financial information consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing (UK and Ireland) and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion
Based on our review, nothing has come to our attention that causes us to believe that the Condensed consolidated set of financial statements in the half year report for the six months ended 30 June 2013 is not prepared, in all material respects, in accordance with International Accounting Standard 34 as adopted by the European Union and as issued by the International Accounting Standards Board, and the Disclosure and Transparency Rules of the United Kingdom's Financial Conduct Authority.

PricewaterhouseCoopers LLP
Chartered Accountants
London
7 August 2013

(a)   The maintenance and integrity of the Aviva plc website is the responsibility of the directors; the work carried out by the auditors does not involve consideration of these matters and, accordingly, the auditors accept no responsibility for any changes that may have occurred to the financial statements since they were initially presented on the website.

(b) Legislation in the United Kingdom governing the preparation and dissemination of financial statements may differ from legislation in other jurisdictions.
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End of part 3 of 5

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date 8 August, 2013
AVIVA PLC

By: /s/ K.A. Cooper

K.A. Cooper
Group Company Secretary